Exhibit 99.2

Execution version

SUBSCRIPTION AGREEMENT

BETWEEN

EQUINOX GOLD CORP.

AND

MDC INDUSTRY HOLDING COMPANY LLC

DATED MARCH 10, 2020

TABLE OF CONTENTS

PAGE

Article 1

Article 2

DEBENTURE		10
Section 2.1	Purchase of Debenture	10
Section 2.2	Issuance Fee	10
Section 2.3	Adjustments to Conversion Price	10

Article 3

security		10
Section 3.1	Security	10

Article 4

Article 5

REPRESENTATIONS AND WARRANTIES		14
Section 5.1	Representations and Warranties of MDCI	14
Section 5.2	Representations and Warranties of the Corporation	16

Article 6

- i -

Article 7

INDEMNIFICATION		33
Section 7.1	Indemnification by the Corporation	33
Section 7.2	Indemnification by MDCI	33

Article 8

termination		33
Section 8.1	Termination	33
Section 8.2	Effect of Termination	34

Article 9

MISCELLANEOUS		34
Section 9.1	Governing Law	34
Section 9.2	Notices	34
Section 9.3	Assignment	36
Section 9.4	Entire Agreement	36
Section 9.5	Expenses	36
Section 9.6	Enurement	36
Section 9.7	Severability	36
Section 9.8	Further Assurances	36
Section 9.9	Time of Essence	36
Section 9.10	Counterparts	36

Schedule A

Form of Debenture	A-1

Schedule B

Post-Closing Deliverables	A-2

- ii -

SUBSCRIPTION AGREEMENT

THIS AGREEMENT is made as of the 10th day of March, 2020

BETWEEN:

MDC INDUSTRY HOLDING COMPANY LLC

a company incorporated under the laws of the United Arab Emirates

(“MDCI”)

AND:

EQUINOX GOLD CORP.

a company incorporated under the laws of British Columbia

(the “Corporation”).

WHEREAS the Corporation and Leagold Mining Corporation (“Leagold”) entered into an arrangement agreement dated December 15, 2019 (the “Leagold Arrangement Agreement”), pursuant to which, among other things, the businesses of the Corporation and Leagold will be combined through the acquisition of all of the issued and outstanding common shares of Leagold by the Corporation by way of plan of arrangement pursuant to section 288 of the Business Corporations Act (British Columbia) involving the Corporation, Leagold and the securityholders of Leagold, for consideration of 0.331 of a common share of the Corporation for each issued and outstanding common share of Leagold (the “Leagold Acquisition”);

WHEREAS subject to closing of the Leagold Acquisition, MDCI wishes to subscribe for and purchase, and the Corporation wishes to issue and sell, on a private placement basis, securities in the form of a convertible debenture in the aggregate principal amount of U.S.$130,000,000, all in accordance with the terms and conditions of this subscription agreement (this “Agreement”).

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants, agreements, representations, warranties and indemnities herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties to this Agreement (together, the “Parties” and, individually, a “Party”) covenant and agree as follows:

Article 1
DEFINITIONS AND INTERPRETATION

Section 1.1     Definitions

In this Agreement, unless the context otherwise requires, the following terms will have the meanings hereinafter set forth:

“Advance” has the meaning assigned to it in Section 2.1;

2

“Affiliate” means, with respect to any Person, any other Person that: (i) Controls, (ii) is Controlled by, or (iii) is under common Control with, such Person;

“Annual Financials” has the meaning assigned to it in Section 5.2(j);

“Applicable Law” means all laws (statutory or common), rules, ordinances, regulations, grants, concessions, franchises, licenses, orders, directives, judgments, decrees, and other governmental restrictions, including permits and other similar requirements, whether legislative, municipal, administrative or judicial in nature, having application, directly or indirectly, to the Parties to this Agreement and their respective Affiliates, or the transactions contemplated by this Agreement, and includes the rules and policies of any stock exchange or securities market upon which a Party or any of its Affiliates has securities listed or quoted;

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which chartered banks are closed for business in Vancouver, British Columbia or Abu Dhabi, United Arab Emirates;

“Canadian Reporting Jurisdictions” means the provinces and territories of Canada in which the Corporation or Leagold, as applicable, is a reporting issuer at the applicable time;

“Canadian Securities Laws” means the applicable Securities Laws of the Canadian Reporting Jurisdictions, the regulations made and forms prescribed thereunder together with all applicable published rules, instruments, policy statements and blanket orders and rulings of the Canadian Securities Regulatory Authorities applicable in the Canadian Reporting Jurisdictions;

“Canadian Securities Regulatory Authorities” has the meaning assigned to it in National Instrument 14-101 Definitions;

“Closing” means the completion of the Advance in accordance with and subject to the terms and conditions of this Agreement;

“Closing Date” means the date of the Closing;

“Closing Outside Date” means May 31, 2020;

“Collateral” means all of the present and after acquired assets of the Corporation and the Guarantors (including, for greater certainty, the Leagold Collateral and all shares of Solaris Resources Inc. (formerly, Solaris Copper Inc.) owned by the Corporation or any of its Subsidiaries), which are subject, or are intended or required to become subject, to the security granted under any of the Security Documents;

“Common Shares” means the common shares in the capital of the Corporation;

“Constating Documents” means the constitution, charter, the memorandum, the articles of association, the articles of incorporation, the articles of continuance, the articles of amalgamation, the by-laws or any other instrument pursuant to which an entity is created, incorporated, continued, amalgamated or otherwise established, as applicable as the case may be, and/or which governs in whole or in part such entity’s affairs, together with any amendments thereto;

3

“Control” has the meaning assigned to it in Section 1.3;

“Conversion Price” has the meaning assigned to it in Schedule A;

“Conversion Right” has the meaning assigned to it in Schedule A;

“Conversion Shares” means the Common Shares issuable upon the conversion of the Debenture in accordance with its terms;

“Corporation” has the meaning assigned to it in the Recitals;

“Corporation Mineral Rights” means, collectively, all of the mineral interests and rights (including any claims, mineral leases, concessions, exploration licenses, exploitation and/or mining licenses and prospecting permits) that are in effect and held by the Corporation or any of its Subsidiaries;

“Corporation Public Documents” means, collectively, all of the documents which have been filed by or on behalf of the Corporation since December 31, 2018 with the relevant Canadian Securities Regulatory Authorities pursuant to the requirements of applicable Canadian Securities Laws on the System for Electronic Document Analysis and Retrieval (SEDAR) and the Technical Reports;

“Debenture” means the convertible debenture to be entered into between MDCI and the Corporation on the Closing Date, in the form attached as Schedule A;

“Disclosure Letter” means the letter dated the date hereof by the Corporation to MDCI with respect to certain matters in this Agreement;

“Effective Date” means the date hereof;

“Encumbrance” means any mortgage, charge, pledge, hypothecation, security interest, lien, easement, right-of-way, encroachment, restrictive covenant, right-of-entry, lease, license, assignment, option or claim or any other encumbrance, charge against or interest in property to secure payment of a debt or performance of an obligation (including the interest of a vendor or lessor under any conditional sale agreement, or of a lessor under any lease including a capital lease or other title retention agreement), or any title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise);

“Environmental Laws” has the meaning assigned to it in Section 5.2(y);

“Exchange” means the TSX, NYSE American and/or any other stock exchange on which the Common Shares are listed by the Corporation at any given time;

“Existing Scotia Facility” means the first amended and restated credit agreement dated as of April 11, 2019, as amended, among the Corporation and Solius AcquireCo Inc., as borrowers, The Bank of Nova Scotia, as administrative agent, lead arranger and sole bookrunner, and the Bank of Nova Scotia, Bank of Montreal, ING Capital LLC, Société Générale and the several lenders from time to time parties thereto, as lenders, as such agreement may be amended from time to time in accordance with the Intercreditor Agreements;

4

“Financial Statements” has the meaning assigned to it in Section 5.2(j);

“First Nations” means any first nations, Métis or indigenous or aboriginal person(s), tribe(s), or band(s) of Canada, the United States or Brazil;

“First Nations Claims” means any written claims, assertions or demands, whether proven or unproven, made by any First Nations to the Corporation or its Subsidiaries or a Governmental Entity and communicated in writing by such Governmental Entity to the Corporation or any of its Subsidiaries, in respect of asserted or proven aboriginal rights, aboriginal title, treaty rights or any other aboriginal interest in or to, or with respect to, all or any portion of Corporation Mineral Rights;

“Franco-Nevada Intercreditor Agreement” means the amended and restated intercreditor agreement dated March 10, 2020 among The Bank of Nova Scotia, as first lien agent, MDCI, as second lien agent, Franco-Nevada U.S. Corporation, as third lien creditor, the Corporation and the “Guarantor Subsidiaries” of the Corporation named therein;

“Governmental Authorizations” means all authorizations, approvals, orders, rulings, certificates, consents, directives, notices, licenses, permits, variances, registrations or other rights issued to or required by the Corporation or its Subsidiaries by or from any Governmental Entity;

“Governmental Entity” means (i) any governmental or public department, central bank, court, minister, governor-in-council, cabinet, commission, tribunal, board, bureau, agency, commissioner or instrumentality, whether international, multinational, national, federal, provincial, state, municipal, local, or other; (ii) any subdivision or authority of any of the above; (iii) any stock exchange, including the TSX; and (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above;

“Guarantor” means any one of the Material Subsidiaries subsisting as of the date hereof and any Person who, after the date hereof, becomes a Material Subsidiary;

“Hazardous Substances” means any hazardous or toxic substances or wastes, pollutants or contaminants or any prohibited substances or dangerous goods as defined judicially or interpreted or identified in any Environmental Laws;

“IFRS” means International Financial Reporting Standards issued by the International Accounting Standards Board;

“Intercreditor Agreements” means, collectively, the Sandstorm Intercreditor Agreement, the Franco-Nevada Intercreditor Agreement and the Omnibus Intercreditor Agreement;

“Interim Financials” has the meaning assigned to it in Section 5.2(j);

“Leagold” has the meaning assigned to it in the Recitals;

5

“Leagold Acquisition” has the meaning assigned to it in the Recitals;

“Leagold Arrangement Agreement” has the meaning assigned to it in the Recitals;

“Leagold Collateral” means all of the present and after acquired assets of Leagold and its Subsidiaries, which are subject, or are intended or required to become subject, to the security granted under any of the Security Documents;

“Leagold Financial Statements” means the financial statements of Leagold incorporated by reference in the joint management information circular of the Corporation and Leagold for the special meetings of securityholders in connection with the Leagold Acquisition dated December 20, 2019;

“Leagold Public Documents” means, collectively, all of the documents which have been filed by or on behalf of Leagold since December 31, 2018 with the relevant Canadian Securities Regulatory Authorities pursuant to the requirements of applicable Canadian Securities Laws on the System for Electronic Document Analysis and Retrieval (SEDAR) and the Leagold Technical Reports;

“Leagold Technical Reports” means, collectively, (i) the report entitled “Independent Technical Report for the Los Filos Mine Complex, Mexico” with an effective date of October 31, 2018, (ii) the report entitled “Technical Report on the Riacho Dos Machados Gold Mine, Minas Gerais, Brazil” with an effective date of May 31, 2018, (iii) the report entitled “Technical Report on the Fazenda Brasileiro Mine, Bahia State, Brazil” with an effective date of May 31, 2018; (iv) the report entitled “Technical Report on the Pilar Operations, Goiás State, Brazil” with an effective date of May 31, 2018; and (v) the report entitled “Technical Report on the Santa Luz Project, Bahia State, Brazil” with an effective date of October 22, 2018;

“Losses” means any and all damages, claims, losses, liabilities, fines, injuries, costs, penalties and expenses, including any diminution of value of any equity securities of the Corporation held by MDCI and its Affiliates;

“Material Adverse Effect” means any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate, is or would reasonably be expected to be, material and adverse to the business, properties, operations, financial condition, results of operations, assets or liabilities or prospects of the Corporation and its Subsidiaries on a consolidated basis, except any change, effect, event, occurrence, circumstance or state of facts resulting directly or indirectly from or relating to: (i) the announcement of the execution of this Agreement or the transactions contemplated hereby; (ii) changes in general economic, securities, financial, banking or currency exchange markets; (iii) any change in IFRS; (iv) any natural disaster provided that it does not have a materially disproportionate effect on the Corporation or any of its Subsidiaries on a consolidated basis relative to comparable mining companies; (v) changes affecting the mining industry generally or metal prices, provided that such changes do not have a materially disproportionate effect on the Corporation or the Subsidiaries on a consolidated basis relative to comparable mining companies; (vi) generally applicable changes in Applicable Law; (vii) the commencement or continuation of any war, armed hostilities or acts of terrorism; (viii) changes in political or civil conditions in any jurisdiction in which the Corporation’s or a Subsidiary’s assets and/or their respective business and operations are located that do not materially disproportionately affect the Corporation or its Subsidiaries on a consolidated basis relative to comparable mining companies; and (ix) any decrease in the market price or any decline in the trading volume of the Common Shares (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred);

6

“Material Subsidiaries” means Luna Gold Corp., Aurizona Goldfields Corp., Luna Gold Pesquisas Minerais LTDA, Mineração Aurizona S.A., NewCastle Gold Ltd., Telegraph Gold Inc., Solius HoldCo Inc., Solius AcquireCo Inc., Viceroy Gold Corporation, Mesquite Gold Mine Inc., Western Goldfields (USA) Inc., Western Mesquite Mines, Inc. or any other Person that becomes a Subsidiary of the Corporation following the date hereof and which has material assets or carries on any material business (including, immediately following the closing of the transactions contemplated by the Leagold Arrangement Agreement, Leagold and Leagold (BC) Holding Corporation, Leagold Netherlands B.V., Administración Los Filos, S.A.P.I de C.V., Leagold Mexico, S.A.P.I de C.V., MXN Silver Corp., Mina Leagold Los Filos, S.A.P.I de C.V., Desarollos Mineros San Luis, S.A. de C.V., Exploradora de Yacimientos Los Filos, S.A. de C.V., Minera Thesalia, S.A. de C.V., Leagold (Barbados) Holdings Ltd., Leagold LatAm Holdings B.V., Leagold RDM Holdings B.V., Leagold Fazenda Holdings B.V., Santa Luz Holdings B.V., Leagold Pilar Holdings B.V., Leagold Finance II B.V., Mineração Riacho dos Machados Ltda, Fazenda Brasileiro Desenvolvimento Mineral Ltda, Leagold Santa Luz Desenvolvimento Mineral Ltda and Pilar de Goiás Desenvolvimento Mineral S.A.), but, for greater certainty, does not include Solaris Resources Inc. (formerly, Solaris Copper Inc.);

“MDCI” has the meaning assigned to it in the Recitals;

“Money Laundering Laws” has the meaning assigned to it in Section 5.2(cc);

“NI 43-101” has the meaning assigned to it in Section 5.2(t)(vii);

“NYSE American” means the NYSE American Stock Exchange;

“Obligations” means all indebtedness, liabilities and other obligations of the Corporation to MDCI under the Debenture;

“Omnibus Intercreditor Agreement” means the amended and restated intercreditor agreement dated March 10, 2020 among The Bank of Nova Scotia, as first lien agent, MDCI, as second lien agent, the Corporation, Solius AcquireCo Inc. and the “Guarantor Subsidiaries” of the Corporation named therein;

“Options” has the meaning assigned to it in Section 5.2(b);

“Parties” and “Party” have the meanings assigned to them in the Recitals;

“Permitted Encumbrances” has the meaning assigned to it in the Debenture in the form attached as Schedule A;

“Person” means any individual, sole proprietorship, limited or unlimited liability company, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, body corporate, joint venture, trust, pension fund, union, Governmental Entity, and a natural person including in such person’s capacity as trustee, heir, beneficiary, executor, administrator or other legal representative;

7

“Post-Closing Deliverables” has the meaning assigned to it in Schedule B;

“Pro Forma Financial Statements” has the meaning assigned to it in Section 5.2(l);

“Representatives” means, with respect to a Person, such Person’s officers, directors, employees, agents, professional advisors, counsel and other representatives;

“RSUs” has the meaning assigned to it in Section 5.2(b);

“Sandstorm Intercreditor Agreement” means the amended and restated intercreditor agreement dated March 10, 2020 among The Bank of Nova Scotia, as first lien agent, MDCI, as second lien agent, Sandstorm Gold Ltd., as third lien creditor, the Corporation and the “Guarantor Subsidiaries” of the Corporation named therein;

“Scotia Facility” means the second amended and restated credit agreement dated as of March 10, 2020 among the Corporation, Leagold and Solius AcquireCo Inc., as borrowers, The Bank of Nova Scotia, as administrative agent, lead arranger and sole bookrunner, and the Bank of Nova Scotia, Bank of Montreal, ING Capital LLC, Société Générale and the several lenders from time to time parties thereto, as lenders, as such agreement may be amended from time to time in accordance with the Intercreditor Agreements;

“Securities Laws” means, collectively, Canadian Securities Laws and all other Applicable Laws regulating trading in, or the issuance of, the Common Shares;

“Security Documents” means the guarantees, pledges and other security documents to be delivered by the Corporation and certain of its Subsidiaries (including, for certainty, Leagold and its Subsidiaries) in accordance with the Debenture;

“Security Interest” has the meaning assigned to it in Section 3.1(a);

“Subsidiary” means, in respect of any Person, another Person that is Controlled by such first-mentioned Person and, in respect of the Corporation, shall also include Solaris Resources Inc. (formerly, Solaris Copper Inc.) and, immediately following the closing of the transactions contemplated by the Leagold Arrangement Agreement (including for the purposes of the representations and warranties of the Corporation set forth in this Agreement), shall also include Leagold and its Subsidiaries;

“Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, royalties, levies and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment;

“Technical Reports” means, collectively, (i) the report entitled “NI 43-101 Technical Report on the Preliminary Feasibility Study for the Castle Mountain Project” with an effective date of July 16, 2018, (ii) the report entitled “Feasibility Study on the Aurizona Gold Mine Project, Maranhão, Brazil, NI 43-101 Technical Report” with an effective date of July 10, 2017, and (iii) the report entitled “Equinox Gold Technical Report on the Mesquite Gold Mine” with an effective date of December 31, 2018;

8

“Transaction Documents” means, collectively, this Agreement, the Debenture, the Security Documents and the Intercreditor Agreements;

“TSX Conditional Approval” means the TSX’ conditional approval of the issuance of the Debenture and the issuance and listing of the Conversion Shares, subject to such terms and conditions that are satisfactory to MDCI, acting reasonably; and

“TSX” means the Toronto Stock Exchange.

Section 1.2     Interpretation

For the purposes of this Agreement, except as otherwise expressly provided:

(a)	“this Agreement” means this agreement, including the schedules hereto, and not any particular part, section or other portion hereof, and includes any agreement, document or instrument entered into, made or delivered pursuant to the terms hereof, as the same may, from time to time, be supplemented or amended and in effect;
(b)	all references in this Agreement to a designated “Article”, “Part”, “Section”, “subsection” or other subdivision or to a schedule are references to the designated part, section, subsection or other subdivision of, or schedule to, this Agreement;
(c)	the words “hereof”, “herein”, “hereto” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular part, section, subsection or other subdivision or schedule unless the context or subject matter otherwise requires;
(d)	the division of this Agreement into parts, sections and other portions and the insertion of headings are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;
(e)	unless otherwise provided herein, all references to currency in this Agreement are to lawful money of Canada and, for greater certainty, “$” means Canadian dollars and “U.S.$” means the lawful money of the United States;
(f)	a reference in this Agreement to a statute includes all regulations made thereunder, all amendments to the statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulations;
(g)	the singular of any term includes the plural, and vice versa, and words importing any gender include all genders, and the word “including” is not limiting whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto;

9

(h)	in the event that any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day; and
(i)	a matter shall be considered to be publicly disclosed only to the extent such matter is disclosed in one of the Corporation Public Documents or Leagold Public Documents that has been filed on SEDAR.

Section 1.3     Control

(a)	For the purposes of this Agreement:
(i)	a Person Controls a body corporate if securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are beneficially owned by such Person and the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate;
(ii)	a Person Controls an unincorporated entity, other than a limited partnership, if more than 50% of the ownership interests, however designated, into which the entity is divided are beneficially owned by such Person and such Person is able to direct the business and affairs of the entity; and
(iii)	the general partner of a limited partnership Controls the limited partnership.
(b)	A Person who Controls an entity is deemed to Control any entity that is Controlled, or deemed to be Controlled, by the entity.
(c)	A Person is deemed to Control, within the meaning of Section 1.3(a)(i) or Section 1.3(a)(ii), an entity if the aggregate of:
(i)	any securities of such entity that are beneficially owned by that Person; and
(ii)	any securities of such entity that are beneficially owned by any entity Controlled by that Person;

is such that, if such Person and all of the entities referred to in Section 1.3(c)(ii) that beneficially own securities of such entity were one Person, such Person would Control such entity.

Section 1.4     Knowledge

References in this Agreement to “the knowledge of the Corporation”, “the Corporation’s knowledge” or words of similar import means the actual knowledge of the Chief Executive Officer, the Chief Financial Officer, or the Chief Operating Officer of the Corporation, after making due inquiry of other responsible officers and employees of the Corporation and/or its Subsidiaries, to inform themselves as to the relevant matters, but, in each case, without the requirement to make any inquiries of third parties (other than Leagold and its Affiliates and their respective Representatives) or Governmental Entities or to perform any search of any public registry office or system.

10

Section 1.5     Schedule

Attached to and forming part of this Agreement is the following schedule:

Schedule A - Form of Debenture

Schedule B - Post-Closing Deliverables

Article 2
DEBENTURE

Section 2.1     Purchase of Debenture

Subject to the terms and conditions of this Agreement, on the Closing Date, MDCI will subscribe for and purchase from the Corporation, and the Corporation will issue and sell to MDCI, the Debenture for aggregate cash consideration equal to U.S.$130,000,000 (the “Advance”).

Section 2.2     Issuance Fee

The Corporation shall pay to MDCI, concurrently with the issuance and sale to MDCI of the Debenture, an issuance fee of 2.0% of the amount of the Advance. The Corporation agrees that such fee can be deducted from the disbursement of the Advance.

Section 2.3     Adjustments to Conversion Price

In the event that, at any time after the Effective Date, any action is undertaken by or in relation to the Corporation which would trigger an adjustment to the Conversion Price or the number of Conversion Shares issuable upon the conversion of the Debenture, then the Conversion Price of the Debenture will be adjusted to reflect the adjustments that would have been applicable to the Debenture if it had been issued on the Effective Date. For greater certainty, (i) the Debenture shall be so adjusted only once in respect of any such event, and (ii) this Section 2.3 shall not apply with respect to the Leagold Acquisition.

Article 3
security

Section 3.1     Security

On the Closing Date, as general and continuing security for the payment and performance of the Obligations, the Corporation shall:

(a)	execute in favour of MDCI and cause its Material Subsidiaries to execute in favour of MDCI, each of the Security Documents pursuant to which it and they will convey, assign, mortgage, pledge, charge, transfer and set over, as the case may be, and grant to MDCI a second ranking perfected encumbrance, security interest, charge, hypothec and mortgage on all of the Collateral in favour of MDCI subject to the Intercreditor Agreements (the “Security Interest”); and
(b)	execute and deliver and or cause its Material Subsidiaries to execute and deliver, in favour of MDCI, all such further security agreements, mortgages, hypothecs, assignments, financing statements and amendments thereto, Canadian legal opinions, non-Canadian legal opinions, and other instruments and documents in a form satisfactory to MDCI in its sole discretion, and do all such other acts and things, or cause all such other acts and things to be done, as MDCI may from time to time require, to create, grant and maintain the Security Interest.

11

Article 4
COVENANTS and ACKNOWLEDGEMENTs

Section 4.1     Mutual Covenants

Subject to the terms and conditions of this Agreement, each of the Corporation and MDCI agrees to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Advance on the Closing Date, and all related matters contemplated by this Agreement and to cooperate with each other in connection with the foregoing, including using commercially reasonable efforts to:

(a)	defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the Advance;
(b)	cause to be lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the Parties to consummate the Advance;
(c)	effect all necessary registrations and other filings and submissions of information requested by Governmental Entities or required under any applicable Securities Laws or any other Applicable Law relating to the Advance;
(d)	execute and deliver such documents as the other Party may reasonably require in order to consummate the Advance; and
(e)	fulfill all conditions to the Advance.

Section 4.2     Governmental Authorizations

(a)	MDCI and the Corporation shall use their commercially reasonable efforts to prepare and file as soon as reasonably practicable with each applicable Governmental Entity all filings and requests for such Governmental Authorizations as may be necessary, proper or advisable to consummate the Advance and the conversion of the Debenture into Conversion Shares in accordance with the terms of the Debenture, as determined by MDCI, acting reasonably. MDCI and the Corporation shall diligently pursue and use their commercially reasonable efforts to obtain such Governmental Authorizations as soon as reasonably practical and will cooperate with each other in seeking such Governmental Authorizations. To such end, MDCI and the Corporation agree to make available the personnel and other resources of their respective organizations in order to obtain all such Governmental Authorizations.
(b)	Each Party will promptly inform the other Party (or its external counsel in respect of competitively-sensitive, privileged or confidential matters) of any material communication received by such Party from, or given by such Party to, any Governmental Entity from which any Governmental Authorization is requested regarding the Advance and the conversion of the Debenture into Conversion Shares, and will permit the other Party (or its external counsel in respect of competitively-sensitive, privileged or confidential matters) to review any material communication given by it to, and consult with each other in advance of any response to, or meeting or conference with, any such Governmental Entity, and to the extent permitted by such Governmental Entity, give the other Party the opportunity to review such response and to attend and to participate in such meetings and conferences.

12

Section 4.3     Access to Information

(a)	Subject to Applicable Law, the Corporation shall provide MDCI with:
(i)	reasonable access during normal business hours and upon reasonable advance notice to senior management and employees of the Corporation and its Subsidiaries, provided that such access does not unduly interfere with the ordinary course of conduct of the Corporation’s or its Subsidiaries’ business or operations; and
(ii)	such other information or reports reasonably requested by MDCI and that are reasonably available to, or producible by, the Corporation or its Subsidiaries (including, for greater certainty, such materials and reports prepared or obtained by the Corporation or its counsel in the course of the Corporation’s due diligence investigation of the business and affairs of Leagold in connection with the Leagold Acquisition).
(b)	Subject to Applicable Law, the Corporation will use its commercially reasonable efforts to provide Representatives of MDCI with reasonable access during normal business hours to the Corporation’s Representatives, all property, assets, books and records, accounting records, and source documents and any other materials or documents of the Corporation or its Subsidiaries as may be reasonably requested by MDCI and provide commercially reasonable co-operation in respect thereto, provided that such access does not unduly interfere with the ordinary course of conduct of the Corporation’s or its Subsidiaries’ business or operations.
(c)	Subject to Applicable Law and to the Corporation’s obligations under the Leagold Arrangement Agreement, the Corporation will use its commercially reasonable efforts to cause Leagold to provide Representatives of MDCI with reasonable access during normal business hours to Leagold’s Representatives, all property, assets, books and records, accounting records, and source documents and any other materials or documents of Leagold or its Subsidiaries as may be reasonably requested by MDCI and provide commercially reasonable co-operation in respect thereto, provided that such access does not unduly interfere with the ordinary course of conduct of the Corporation’s, Leagold’s or their Subsidiaries’ business or operations.

Section 4.4     Publicity

The Parties agree that the Corporation will issue a press release with respect to this Agreement as soon as practicable after its due execution, the content of which shall be agreed upon by each of the Parties. The Parties shall reasonably co-operate in the preparation of presentations and/or communication plans, if any, to the shareholders of the Corporation or other stakeholders regarding this Agreement. A Party shall not issue any press release or make any other public statement or disclosure with respect to this Agreement without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing in accordance with Applicable Laws, including Securities Laws, and if, in the opinion of its outside legal counsel, such disclosure or filing is required and the other Party has not reviewed or commented on the disclosure or filing, the Party shall use its reasonable best efforts to give the other Party prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing). The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure or filing. Notwithstanding the foregoing, a Party may have discussions with its shareholders, financial analysts and other stakeholders relating to this Agreement or the transactions contemplated by it, provided that such discussions (i) are not inconsistent with (A) the most recent press release, public disclosures or public statements made by the Corporation or MDCI that was approved by all Parties prior to filing or release, as applicable, and (B) any joint communication plan developed by the Parties, and (ii) in the case of discussions by the Corporation, do not include any representation regarding the intentions of MDCI or its Affiliates in respect of its investment in the Corporation, unless specifically agreed by MDCI. The Parties acknowledge that the Corporation will file this Agreement on SEDAR, and the Corporation agrees to make any redactions to such documents required to be filed reasonably requested by MDCI and permitted by Applicable Law.

13

Section 4.5     Use of Proceeds

The Corporation shall use the proceeds from the sale of the Debenture: (i) to repay its and Leagold’s outstanding debt facilities concurrently with the Closing; (ii) to fund the Castle Mountain Gold Mine Phase I operations; (iii) to fund the expansion of Leagold’s Los Filos Mine Complex and Santa Luz Project; (iv) general working capital purposes; and (v) to fund any fees, costs and expenses incurred in connection with the Transaction Documents and the Leagold Acquisition.

Section 4.6     Operating Licenses

The Corporation shall obtain, as and when required, and maintain in good standing all material permits and approvals necessary for the ownership of its property and for the conduct of its business in each relevant jurisdiction (including, for the avoidance of doubt, the property and business of Leagold and its Subsidiaries following the consummation of the Leagold Acquisition).

Section 4.7     Acknowledgements of MDCI

In the event that MDCI exercises any portion of its Conversion Right, any certificates representing the Conversion Shares shall bear the following legend until the expiration of the applicable hold period:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY SHALL NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE ISSUANCE DATE OF THE DEBENTURE].

WITHOUT PRIOR WRITTEN APPROVAL OF TORONTO STOCK EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF TORONTO STOCK EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [INSERT THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE ISSUANCE DATE OF THE DEBENTURE].”

14

Article 5
REPRESENTATIONS AND WARRANTIES

Section 5.1     Representations and Warranties of MDCI

MDCI hereby represents and warrants to the Corporation, and acknowledges that the Corporation is relying upon such representations and warranties in connection with the entering into of this Agreement, that, as at the date of this Agreement (except to the extent that such representations, warranties and acknowledgements expressly speak of an earlier date):

(a)	Organization and Good Standing. MDCI is duly organized and validly existing under the laws of the United Arab Emirates.
(b)	Due Authorization.
(i)	The execution, delivery and performance by MDCI of the Transaction Documents and the consummation by MDCI of the transactions contemplated hereby and thereby are within its corporate powers and have been duly authorized, and no other corporate proceedings on the part of MDCI are necessary to authorize the execution, delivery and performance of the Transaction Documents, or the transactions contemplated hereby and thereby; and
(ii)	this Agreement has been duly executed and delivered by MDCI and when duly executed and delivered by each of the Parties, this Agreement will constitute a legal, valid and binding agreement of MDCI enforceable against it in accordance with its terms, except in each case as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors rights generally or by equitable principles relating to enforceability, regardless of whether considered in a proceeding in equity or at law.
(c)	Governmental Authorization. The execution, delivery and performance by MDCI of the Transaction Documents, and the consummation by MDCI of the transactions contemplated thereby, require no action by or in respect of, or filing with or approval from, or consent or authorization from, any Governmental Entity, other than (i) filings under applicable Securities Laws; and (ii) any actions, filings or approvals the absence of which would not reasonably be expected to materially impair the ability of it to complete the transactions contemplated by this Agreement.
(d)	Non-Contravention. The execution, delivery and performance by MDCI of the Transaction Documents, and the consummation by MDCI of the transactions contemplated thereby, do not (i) contravene, conflict with, or result in any violation or breach of any provision of the Constating Documents of MDCI or resolutions of the shareholders or directors (or any committee thereof) of MDCI, (ii) contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, or (iii) require any consent or other action by any Person under, or constitute, with or without notice or lapse of time or both, a breach of any material contract to which it is a party or by which it or any of its properties or assets may be bound, with such exceptions, in the case of clauses (ii) and (iii) above, as would not be reasonably expected to adversely affect the ability of MDCI to consummate the transactions contemplated by this Agreement.

15

(e)	Investment Representations.
(i)	MDCI is purchasing the Debenture as principal, for investment purposes only, and not in a transaction or series of transactions involving a purchase and sale or a repurchase and resale in the course of or incidental to a distribution and MDCI has not been created, and is not used, solely to purchase or hold securities in reliance on an exemption from the prospectus requirements of Canadian Securities Laws.
(ii)	MDCI is an “accredited investor” as defined in National Instrument 45-106 - Prospectus Exemptions of the Canadian Securities Administrators.
(iii)	MDCI acknowledges that it has not purchased the Debenture as a result of any general solicitation or general advertising, including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media (print or electronic) or broadcast over radio or television or the internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.
(iv)	The subscription for the Debenture by MDCI does not or will not contravene any of the applicable Securities Laws in the jurisdiction in which MDCI is resident and does not trigger any obligation to prepare and file a prospectus, registration statement or similar document, on the part of the Corporation, or any obligation of the Corporation to complete and file report(s) of trades in such jurisdiction.
(v)	MDCI is entitled under applicable Securities Laws in the jurisdiction in which MDCI is resident to purchase the Debenture without the benefit of a prospectus qualified or a registration statement (or equivalent) declared effective under such Securities Laws.
(vi)	The funds representing the aggregate purchase price in respect of the Debenture which will be advanced by or on behalf of MDCI to the Corporation hereunder do not represent proceeds of crime for the purposes of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), and MDCI acknowledges that the Corporation may in the future be required by law to disclose MDCI’s name and other information relating to this Agreement, on a confidential basis, pursuant to the such legislation.
(f)	Funds Available. MDCI has, and MDCI will have at the Closing Date, sufficient funds available to satisfy the aggregate amount payable by MDCI for the Debenture issuable on the Closing Date. The obligations of MDCI hereunder are not subject to any conditions regarding the ability of MDCI to obtain financing for the transactions contemplated by this Agreement.

16

(g)	Securities Ownership. As at the date hereof, MDCI is the registered and beneficial owner of the secured convertible debenture dated April 11, 2019 for a principal amount of U.S.$130,000,000 and evidenced by the certificate No. D-1, as amended pursuant to the first amendment to convertible debenture made as of June 28, 2019 (the “Outstanding Notes”). Upon full conversion of the Outstanding Notes, MDCI would acquire 24,761,905 Common Shares. Except for the Outstanding Notes, neither MDCI, nor any Person acting jointly or in concert with MDCI, beneficially owns or exercises control or direction over any securities of the Corporation.
(h)	Finder’s Fee. There is no Person acting on MDCI’s behalf in connection with the transactions contemplated herein who is entitled to any brokerage or finder’s fee.

Section 5.2     Representations and Warranties of the Corporation

The Corporation hereby represents and warrants to MDCI, and acknowledges that MDCI is relying upon such representations and warranties in connection with the entering into of this Agreement, that, as at the date of this Agreement (except to the extent that such representations, warranties and acknowledgements expressly speak of another date):

(a)	Organization and Good Standing. The Corporation and each of its Subsidiaries has been duly created, incorporated, amalgamated or organized and is validly existing and in good standing and up to date in all material corporate filings under the laws of its respective jurisdictions of organization, is duly qualified to do business in each jurisdiction in which its respective ownership or lease of property or the conduct of its respective businesses requires such qualification and has all power and authority necessary to own or hold its respective properties and to conduct the businesses currently and customarily carried on by it.
(b)	Capitalization, Ownership of Subsidiaries.
(i)	The Corporation has authorized share capital consisting of an unlimited number of Common Shares, of which, as of the date hereof, there are 114,824,018 Common Shares issued and outstanding.
(ii)	Section 5.2(b)(ii) of the Disclosure Letter contains a list of the number of outstanding Common Share purchase warrants (the “Warrants”), options to acquire Common Shares pursuant to the Corporation’s stock option plan (the “Options”) and RSUs issued pursuant to the Corporation’s RSU Plan (the “RSUs”) and the exercise price and vested percentage, as applicable, of such Warrants, Options and RSUs as of the date hereof. All of the Common Shares issuable upon the exercise of rights under the Warrants, Options and RSUs, have been duly authorized and, upon issuance in accordance with their respective terms, will be validly issued as fully paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

17

(iii)	Except for the Warrants, Options and RSUs and as set forth in Section 5.2(b)(iii) of the Disclosure Letter, as of the date hereof there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation, registration or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate the Corporation or any of its Subsidiaries to, directly or indirectly, issue or sell any securities of the Corporation or any of its Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the Corporation or any of its Subsidiaries.
(iv)	Except as set forth in Section 5.2(b)(iv) of the Disclosure Letter, the Corporation is not a party to any agreement, nor does the Corporation have knowledge of any agreement, which in any manner affects the voting control of any of the securities of the Corporation or its Subsidiaries.
(v)	Section 5.2(b)(v) of the Disclosure Letter contains a complete list of all Subsidiaries of the Corporation as at the date hereof, including the type and number of issued and outstanding shares or other equity interests of each such Subsidiary and the Person in whose name such shares or equity interests are registered. The Corporation beneficially owns, directly or indirectly, 100% of the issued and outstanding shares or other equity interests in such Subsidiaries free and clear of all Encumbrances.
(vi)	All of the outstanding shares or other equity interests of the Corporation and of each of its Subsidiaries have been fully paid and have been validly issued in compliance with the Constating Documents of the Corporation and each Subsidiary, as applicable, and in compliance with Applicable Law and not in violation of or subject to any Encumbrance or pre-emptive rights or other contractual rights to purchase securities issued by the Corporation or any of the Subsidiaries or any other claim of any third party.
(c)	Due Authorization, Binding Obligation. The execution, delivery and performance by the Corporation and/or its Subsidiaries, as applicable, of the Transaction Documents, and the consummation by the Corporation and/or its Subsidiaries, as applicable, of the transactions contemplated thereby, are within the corporate powers of the Corporation and/or its Subsidiaries, as applicable, and have been duly authorized, and no other corporate proceedings on the part of the Corporation and/or its Subsidiaries, as applicable, are necessary to authorize the execution, delivery and performance of the Transaction Documents or the transactions contemplated thereby. Each of the Transaction Documents has been duly executed and delivered by the Corporation and/or its Subsidiaries, as applicable, and when duly executed and delivered in accordance with its terms by each of the parties thereto, each of the Transaction Documents will constitute a legal, valid and binding agreement of the Corporation and/or its Subsidiaries, as applicable, enforceable against the Corporation and/or its Subsidiaries, as applicable, in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability, regardless of whether considered in a proceeding in equity or at law.

18

(d)	Common Shares and Conversion Shares.
(i)	No order, ruling or decision granted by a securities commission, court of competent jurisdiction or regulatory or administrative body or other Governmental Entity having jurisdiction is in effect, pending or threatened that restricts any trades in any securities of the Corporation including any cease trade orders and, to the knowledge of the Corporation, no facts or circumstances exist which would reasonably be expected to give rise to any such order, ruling or decision or other similar claims or investigations.
(ii)	The currently issued and outstanding Common Shares are listed and posted for trading on the TSX and the NYSE American and the Corporation is in compliance in all material respects with all of the listing conditions on the TSX and the NYSE American. The Corporation has not taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the TSX or the NYSE American.
(iii)	The Conversion Shares have been duly authorized for issuance and sale by all necessary action on the part of the Corporation and, when issued and delivered by the Corporation in accordance with the terms of the Debenture, will have been validly issued and will be outstanding as fully paid and non-assessable, will not have been issued in violation of or subject to any pre-emptive rights or other contractual rights to purchase securities issued by the Corporation, will be listed and posted for trading on the Exchange and will be freely tradeable, subject to any applicable resale restrictions, including applicable hold periods imposed by the applicable Securities Laws.
(e)	Debenture.
(i)	The form of certificate representing the Debenture has been approved by the board of directors of the Corporation and adopted by the Corporation and complies with all Applicable Law.
(ii)	The Debenture has been duly authorized for issuance and sale by the Corporation.
(iii)	At all times prior to the full conversion of the Debenture, the Corporation will be in a position to issue such number of Conversion Shares in accordance with the terms of the Debenture and will be permitted to do so under applicable rules and regulations of the Exchange.
(f)	Governmental Authorization. Except as set forth in Section 5.2(f) of the Disclosure Letter, the execution, delivery and performance by the Corporation and/or its Subsidiaries, as applicable, of the Transaction Documents, and the consummation by the Corporation and/or its Subsidiaries, as applicable, of the transactions contemplated thereby, and the issuance of the Conversion Shares, require no action by or in respect of, or filing with or approval from, or consent or authorization from any Governmental Entity, other than:

19

(i)	the TSX Conditional Approval and the filings required to be made by the Corporation in connection therewith, under the rules of the TSX, prior to or following the Closing; and
(ii)	the filing by the Corporation of a Form 45-106F6 - Report of Exempt Distribution with the British Columbia Securities Commission within 10 days following the Closing Date.
(g)	Non-Contravention. Except as set forth in Section 5.2(g) of the Disclosure Letter, the execution, delivery and performance by the Corporation and/or its Subsidiaries, as applicable, of the Transaction Documents, and the consummation by the Corporation and/or its Subsidiaries, as applicable, of the transactions contemplated thereby, and the issuance of the Conversion Shares, do not (i) contravene, conflict with, or result in any violation or breach of any provision of the Constating Documents or resolutions of the shareholders or directors (or any committee thereof) of the Corporation, (ii) assuming compliance with the matters referred to in paragraph (f) above, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, or (iii) require any consent or other action by any Person (other than those which have been obtained as of the date hereof or by no later than the Closing Date) under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Corporation or any of its Subsidiaries is entitled under any provision of any contract or any Governmental Authorization to which the Corporation or any of its Subsidiaries is a party or subject and which is material to the business of the Corporation or its Subsidiaries or by which the properties or assets of Corporation or any of its Subsidiaries may be bound or affected.
(h)	Compliance with Laws. The Corporation and its Subsidiaries are and have been in compliance with, and conduct their businesses in conformity with, all Applicable Laws except where non-compliance could not reasonably be expected to have a Material Adverse Effect. There is no pending or, to the knowledge of the Corporation, proposed change to any laws applicable to the Corporation or its Subsidiaries that would render illegal or materially restrict the business of the Corporation and its Subsidiaries or have a Material Adverse Effect.
(i)	Reporting Issuer Status. The Corporation is a reporting issuer in each of the Canadian Reporting Jurisdictions. The Corporation is in compliance in all material respects with applicable Securities Laws and is not on the list of defaulting reporting issuers maintained by the Canadian Securities Regulators of the Canadian Reporting Jurisdictions.
(j)	Financial Statements. The audited consolidated financial statements and the related notes thereto of the Corporation and its consolidated Subsidiaries for the years ended December 31, 2018 and 2017 (the “Annual Financials”) and condensed consolidated interim financial statements and the related notes thereto of the Corporation and its consolidated Subsidiaries for the three and nine months ended September 30, 2019 and 2018 (the “Interim Financials”, and together with the Annual Financials, the “Financial Statements”) (A) have been prepared in accordance with IFRS, applied on a consistent basis throughout the periods involved or as noted therein, (B) comply as to form in all material respects with applicable requirements of the Canadian Securities Laws, (C) are, in all material respects, consistent with the books and records of the Corporation, and (D) present fairly, in all material respects, the financial position of the Corporation and its consolidated Subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified.

20

(k)	Leagold Financial Statements. To the knowledge of the Corporation, the Leagold Financial Statements (A) have been prepared in accordance with IFRS, applied on a consistent basis throughout the periods involved or as noted therein, (B) comply as to form in all material respects with applicable requirements of the Canadian Securities Laws, (C) are, in all material respects, consistent with the books and records of Leagold, and (D) present fairly, in all material respects, the financial position of Leagold and its consolidated Subsidiaries as of the dates indicated and the results of their operations and the changes in their cash flows for the periods specified.
(l)	Pro Forma Financial Statements. The unaudited pro forma combined financial statements of the Corporation as at and for the nine months ended September 30, 2019 and the related notes thereto (the “Pro Forma Financial Statements”) included in the joint management information circular of the Corporation and Leagold dated December 20, 2019 prepared and filed in connection with their respective special meetings of securityholders to be held on January 28, 2020 in connection with the Leagold Acquisition, fairly present the pro forma consolidated financial position, results of operations and earnings of the Corporation as at the dates and for the periods indicated therein after giving effect to the transactions and assumptions described in the related notes thereto. The assumptions contained in the Pro Forma Financial Statements are suitably supported and consistent with the consolidated financial results of the Corporation and Leagold for the periods indicated therein.
(m)	Off-Balance Sheet Arrangements and Liabilities. There are no material off-balance sheet transactions, arrangements or obligations (including contingent obligations) of the Corporation or any Subsidiary which are required to be disclosed and are not disclosed or reflected in the Annual Financials or, to the knowledge of the Corporation, the Leagold Financial Statements, as applicable, and the Corporation and its Subsidiaries do not have any material liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Statements, the Leagold Financial Statements, the Corporation Public Documents or the Leagold Public Documents.
(n)	Books and Records. The minute books and records of the Corporation and its Subsidiaries contain copies of all constating documents, including all amendments thereto, and all proceedings of securityholders and directors (and committees thereof) and are complete in all material respects for the past two years.
(o)	No Material Changes.

Since December 31, 2018, except as disclosed in the Corporation Public Documents or the Leagold Public Documents:

21

(i)	there has not been any material change in the share capital or long-term debt of the Corporation or any of its Subsidiaries, or any dividend or distribution of any kind declared, set aside for payment, paid or made by the Corporation on any class of shares;
(ii)	neither the Corporation nor any of its Subsidiaries has entered into any transaction or agreement that is material to the Corporation and its Subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is material to the Corporation and its Subsidiaries taken as a whole;
(iii)	neither the Corporation nor any of its Subsidiaries has sustained any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labour disturbance or dispute or any action, order or decree of any court or arbitrator or Governmental Entity; and
(iv)	there has not occurred any Material Adverse Effect.
(p)	No Violation or Default. Neither the Corporation nor any of its Subsidiaries is (i) in violation of its Constating Documents, (ii) in default of, and no event has occurred that, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement or other material agreement or instrument to which the Corporation or any of its Subsidiaries is a party or subject or by which the Corporation or any of its Subsidiaries is bound or to which any of the property or assets of the Corporation or any of its Subsidiaries is subject, or (iii) in a material violation of any Applicable Laws or Governmental Authorizations.
(q)	Legal Proceedings. Except as disclosed in the Corporation Public Documents or the Leagold Public Documents, there are no material legal, governmental or regulatory investigations, actions, suits or proceedings pending to which the Corporation or any of its Subsidiaries is or may be a party or to which any property of the Corporation or any of its Subsidiaries is or may be subject and no such investigations, actions, suits or proceedings are, to the knowledge of the Corporation, threatened or contemplated by any Governmental Entity or threatened by others.
(r)	Continuous Disclosure. Each of the Corporation and, to the knowledge of the Corporation, Leagold is in compliance in all material respects with its continuous disclosure obligations under Canadian Securities Laws, and, without limiting the generality of the foregoing, there has been no material change that has occurred which has not been publicly disclosed. The information and statements in the Corporation Public Documents and, to the knowledge of the Corporation, Leagold Public Documents were true and correct in all material respects as of the respective dates of such information and statements and at the time that any such documents were filed on SEDAR and, as of the respective dates filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), did not contain an untrue statement of a material fact and did not omit to state any material fact that was required to be stated or necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Neither of the Corporation and, to the knowledge of the Corporation, Leagold has filed any confidential material change reports which remain confidential as at the date hereof.

22

(s)	Title to Real and Personal Property. The Corporation and its Subsidiaries have good and marketable, in the case of real property, and valid, in the case of personal property, title, or have valid rights to lease or otherwise use, all material items of real and personal property (other than the Corporation Mineral Rights, which are exclusively dealt with in Section 5.2(t)) that are used or held by the Corporation and its Subsidiaries, in each case free and clear of all Encumbrances except for Permitted Encumbrances. The Corporation and its Subsidiaries have not received any notice of any expropriation or similar proceeding by a Governmental Entity, including any proceeding to require the transfer or issue of equity interests in the Corporation or any of its Subsidiaries or any of their respective assets, nor, to the knowledge of the Corporation, are any such proceedings pending or threatened against the Corporation, any of its Subsidiaries or their respective assets or part thereof.
(t)	Corporation Mineral Rights.
(i)	The Corporation and its Subsidiaries hold appropriate property or proprietary interests or rights, recognized in the jurisdictions in which their respective businesses are conducted, sufficient to permit the Corporation and its Subsidiaries to conduct its material mining activities, free and clear of any Encumbrances except for Permitted Encumbrances.
(ii)	Except as disclosed in Section 5.2(t)(ii) of the Disclosure Letter, all Corporation Mineral Rights have been validity granted and recorded in accordance with all Applicable Laws and are valid and subsisting; the Corporation and its Subsidiaries have all necessary surface rights, access rights and other necessary rights and interests relating to the Corporation Mineral Rights, with only such exceptions as do not materially interfere with the use made by the Corporation or its Subsidiaries of the rights or interest so held; and each of the Corporation Mineral Rights and each of the documents, agreements and instruments and obligations relating thereto is currently in good standing in the name of the Corporation or one of its Subsidiaries.
(iii)	Except as disclosed in the Corporation Public Documents or the Leagold Public Documents, the Corporation or one of its Subsidiaries has the exclusive right to deal with the Corporation Mineral Rights, and there are no material restrictions on the ability of the Corporation or its Subsidiaries, to use, transfer or exploit the Corporation Mineral Rights except pursuant to Applicable Laws or Permitted Encumbrances.
(iv)	Except as disclosed in the Corporation Public Documents or the Leagold Public Documents, no person other than the Corporation or one of its Subsidiaries has any interest in the production or profits to be obtained in the future from the Corporation Mineral Rights or any royalty in respect thereof or any right to acquire any such interest except pursuant to Applicable Law.

23

(v)	The Corporation has not received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke the interest of the Corporation or its Subsidiaries in any material Corporation Mineral Rights.
(vi)	There are no adverse claims, actions, suits or proceedings that are pending or, to the knowledge of the Corporation, threatened, and there is no state of facts or events that, to the knowledge of the Corporation, would reasonably be expected to give rise thereto or to adversely affect the title to or right to explore or develop the Corporation Mineral Rights, including without limitation, claims of any community, including First Nations, that resides within or near the areas of the Corporation Mineral Rights.
(vii)	The Corporation and, to the knowledge of the Corporation, Leagold have duly and timely filed all technical reports required by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) to be filed by them in accordance with Applicable Law. All Technical Reports and, to the knowledge of the Corporation, all Leagold Technical Reports have been prepared and disclosed in accordance with the requirements of, and in compliance with, NI 43-101, including Form 43-101F1, as the same were in effect on the date of the filing of the applicable document.
(viii)	The Technical Reports and, to the knowledge of the Corporation, the Leagold Technical Reports include an accurate description of the material mineral projects that are the subject thereof and the Corporation Mineral Rights with respect thereto, and no other property or assets are or will be necessary for the conduct of the business of the Corporation as currently conducted thereon. To the knowledge of the Corporation, there is no claim or the basis for any claim that would reasonably be expected to have a material adverse effect on any of the Corporation Mineral Rights.
(ix)	There has been no material and adverse change of which the Corporation is aware that would disaffirm, misrepresent or change any material aspect of any Technical Report or any Leagold Technical Report or that would require the filing of a new technical report under NI 43-101 and applicable Securities Laws. All of the material assumptions contained in the Technical Reports and, to the knowledge of the Corporation, in the Leagold Technical Reports were reasonable and appropriate as at the respective dates thereof. Each Technical Report and each Leagold Technical Report was prepared by, or under the supervision of, a qualified person within the meaning of NI 43-101.
(x)	The Corporation is in compliance with the provisions of NI 43-101.
(u)	Licenses and Permits. Section 5.2(u) of the Disclosure Letter sets out each material Governmental Authorization which will be held by the Corporation and each Subsidiary as at the time of Closing. The Corporation and its Subsidiaries possess all Governmental Authorizations and have made all declarations and filings with the appropriate Governmental Authorities that are necessary for the ownership or lease of their respective properties as presently owned or the conduct of their respective businesses as presently conducted, including exploring, developing or operating the Corporation Mineral Rights as presently explored, developed or operated, other than those that the failure to have or to obtain in due course would not reasonably be expected to result in a Material Adverse Effect. Neither the Corporation nor any of its Subsidiaries has received notice of any default, revocation or adverse modification of any such Governmental Authorization that could reasonably be expected to cause a Material Adverse Effect and the Corporation has no reason to believe that any such Governmental Authorization will not be renewed, to the extent renewable, in the ordinary course. No proceedings are pending or, to the knowledge of the Corporation, threatened, which would reasonably be expected to result in the revocation or limitation of any such Governmental Authorization and all steps have been taken and filings made on a timely basis to maintain each Governmental Authorization in good standing.

24

(v)	Employee Plans. Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Corporation or a Subsidiary for the benefit of any current or former director, officer, employee or consultant of the Corporation or a Subsidiary has been maintained in compliance with its terms and with the requirements prescribed by any and all Applicable Laws, in each case in all material respects.
(w)	Material Accruals. All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or state pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the books and records of the Corporation or its Subsidiaries.
(x)	Labour/Employment Matters. No material labour dispute, complaint, grievance or other conflict with the employees of the Corporation or its Subsidiaries exists, is pending or, to the knowledge of the Corporation, is threatened. Except as set forth in Section 5.2(x) of the Disclosure Letter, no collective bargaining agreement is in place or currently being negotiated by the Corporation or its Subsidiaries. The Corporation and its Subsidiaries are in material compliance with all Applicable Laws respecting employment and employment practices, workers’ compensation, occupational health and safety and similar legislation, including payment in full of all amounts owing thereunder, and there are no pending claims or outstanding orders of a material nature against any of them under applicable workers’ compensation legislation, occupational health and safety or similar legislation nor has any event occurred which would reasonably be expected to give rise to any such material claim.
(y)	Compliance with Environmental Laws. The Corporation and its Subsidiaries (i) are in compliance with any and all Applicable Laws relating to the protection of the environment (including any living things), occupational health and safety or Hazardous Substances (collectively, “Environmental Laws”), (ii) have received and are in compliance with all permits, licenses or other approvals held by them under applicable Environmental Laws to conduct their respective businesses (including with respect to the Corporation Mineral Rights), and all such permits, licenses and approvals are in full force and effect, (iii) have not failed to report to the applicable Governmental Authority the occurrence of any event which is required to be so reported by any Environmental Laws, (iv) have not received any notice of, or been prosecuted for, an offence alleging non-compliance with any Environmental Laws, (v) have not settled any allegation of non-compliance with any Environmental Laws short of prosecution, and (vi) have not received notice of any orders or directions relating to environmental matters requiring any work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Corporation or its Subsidiaries or in respect of the release or transportation of Hazardous Substances, provided that, in each case, the failure to be in such compliance or to do so could reasonably be expected to result in a Material Adverse Effect. To the Knowledge of the Corporation, there has not occurred any spills, emissions, releases, deposits or discharges, in violation of Environmental Laws, of Hazardous Substances, or pollution of any property of the Corporation or its Subsidiaries, or for which the Corporation or its Subsidiaries are or may be responsible, nor are the Corporation or its Subsidiaries the subject of any outstanding stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws that in each case could reasonably be expected to cause a Material Adverse Effect.

25

(z)	Disclosure Controls. The Corporation has designed such disclosure controls and procedures, or caused them to be designed under the supervision of its Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance that material information relating to the Corporation and its Subsidiaries is made known to the Corporation’s Chief Executive Officer and Chief Financial Officer with respect to the preparation of annual and interim filings.
(aa)	Accounting Controls. The Corporation and its Subsidiaries maintain systems of “internal control over financial reporting” that have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or Persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Since the date of the most recent balance sheet of the Corporation publicly disclosed by the Corporation, the Corporation’s auditors and the audit committee of the board of directors of the Corporation have not been advised of: (A) any significant deficiencies in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Corporation’s internal control over financial reporting. There are no material weaknesses in the Corporation’s internal controls.
(bb)	No Unlawful Payments. Neither the Corporation nor any of its Subsidiaries, nor any director, officer, agent, employee or other Person associated with or acting on behalf of the Corporation or any of its Subsidiaries, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977 or the Corruption of Foreign Public Officials Act (Canada); or (iv) made any bribe, unlawful rebate, unlawful payoff, influence payment, unlawful kickback or other unlawful payment.

26

(cc)	Compliance with Money Laundering Laws. The operations of the Corporation and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) Act (Canada), the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency to which the Corporation and its Subsidiaries are subject (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any Governmental Entity or body or any arbitrator involving the Corporation or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Corporation, threatened.
(dd)	No Broker’s Fees. Neither the Corporation nor any of its Subsidiaries is a party to any contract, agreement or understanding with any Person that would give rise to a valid claim against MDCI for a brokerage commission, finder’s fee or like payment in connection with the transactions contemplated by the Transaction Documents.
(ee)	Insurance. The Corporation and its Subsidiaries maintain insurance against such losses, risks and damages to their properties and assets in such amounts that are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage are in good standing, in full force and effect in all respects and not in default. Each of the Corporation and the Subsidiaries is in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Corporation or the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause.
(ff)	Independent Accountants. KPMG LLP, which has audited certain financial statements of the Corporation, is an independent registered public accounting firm with respect to the Corporation within the applicable rules and regulations adopted by all applicable securities regulators and as required by the Securities Act (British Columbia). There has not been any reportable event (within the meaning of National Instrument 51-102 - Continuous Disclosure Obligations) with KPMG LLP.
(gg)	Royalties. Other than as disclosed in the Corporation Public Documents or the Leagold Public Documents, the Corporation and its Subsidiaries do not have any obligations to pay any amounts now or in the future in the form of royalties or other payments based on revenues, sales, production, reserves, resources or profits relating to the Corporation Mineral Rights, other than Taxes of general application payable to Governmental Authorities.
(hh)	Operational Matters. All rentals, royalties, overriding royalty interests, production payments and net profits payments due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of the Corporation or any of its Subsidiaries, have been: (A) duly paid; (B) duly performed; or (C) provided for prior to the date hereof in all material respects.

27

(ii)	Taxes. All tax returns required to be filed with any taxing authority by or on behalf of the Corporation and each of the Subsidiaries were filed when due with all appropriate taxing authorities in accordance with all Applicable Laws and were correct in all material respects. The Corporation and each of the Subsidiaries have timely paid (or withheld and remitted) to the appropriate taxing authority all Taxes due and payable (or to be withheld and remitted) by any of them under Applicable Law. The charges, accruals and reserves for Taxes with respect to the Corporation and the Subsidiaries reflected on the Financial Statements or the Leagold Financial Statements, as applicable (whether or not due and whether or not shown on any tax return but excluding any provision for deferred income Taxes), are adequate under IFRS to cover any Taxes accruing through the dates thereof, and since the dates thereof they have not incurred any material liability for Taxes other than in the ordinary course of business as disclosed and provided for in their books and records. Except as set forth in Section 5.2(ii) of the Disclosure Letter, there are no proceedings, investigations, audits or claims now pending or, to the knowledge of the Corporation, threatened against the Corporation or any of its Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any taxing authority in respect of the Corporation or any of its Subsidiaries.
(jj)	Status of Shares. None of the shares of the Corporation or any of its Subsidiaries derives, and none of them has at any time in the 60 months prior to the date hereof derived, more than 50% of their fair market value directly or indirectly from or from any combination of (i) real or immovable property situated in Canada, (ii) Canadian resource properties (as defined in the Income Tax Act (Canada)), (iii) timber resource properties (as defined in the Income Tax Act (Canada)); or (iv) options in respect of, or interests in, or for civil law, a right in, property described in any of (i) to (iii), whether or not the property exists.
(kk)	Solvency. Neither the Corporation nor any of its Subsidiaries has made any assignment for the benefit of its creditors nor has any receiving order been made against any of them under any bankruptcy or insolvency legislation of any jurisdiction, nor has any petition for such an order been served upon any of them, nor have any of them attempted to take benefit of any legislation with respect to financially distressed debtors, nor, after giving effect to the transactions contemplated by any of the Transaction Documents, will any of them be an insolvent Person within the meaning of the Bankruptcy and Insolvency Act (Canada) or under any bankruptcy or insolvency legislation applicable to them.
(ll)	No Sale. There are no contracts, or any right or privilege capable of becoming an agreement, for the purchase of the Corporation or any Subsidiary or any of their businesses or material assets except in the ordinary course of business, and neither the Corporation nor, except as disclosed in the Corporation Public Documents or the Leagold Public Documents, any Subsidiary has initiated, engaged in or maintained any discussions, conditions or proceedings with respect to its sale, merger, consolidation, liquidation or reorganization.

28

(mm)	Long-Term and Derivative Transactions. Except as disclosed in the Corporation Public Documents or the Leagold Public Documents, neither the Corporation nor any of its Subsidiaries has any material obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions or currency options or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.
(nn)	Shareholder Loans. Except as disclosed in the Corporation Public Documents or the Leagold Public Documents, the Corporation does not have any loans or other indebtedness outstanding which have been made to or from any of its shareholders, officers, directors or employees or any other person not dealing at arm’s length with the Corporation that are currently outstanding.
(oo)	Insiders. To the knowledge of the Corporation, no insider of the Corporation has a present intention to sell any securities of the Corporation held by it.
(pp)	Transfer Agent. Computershare Investor Services Inc., at its offices in Vancouver, British Columbia, has been duly appointed as registrar and transfer agent for the Common Shares.
(qq)	First Nations Claims. The Corporation has not received any First Nations Claim which would reasonably be expected to materially affect the Corporation or any Subsidiary nor, to the knowledge of the Corporation, has any First Nations Claim been threatened which would be reasonably be expected to materially impair any of the Corporation Mineral Rights, any permits or the operation by the Corporation or any Subsidiary of its businesses in the areas in which such operations are carried on or in which the Corporation Mineral Rights are located and the Corporation and the Subsidiaries. The Corporation and the Subsidiaries have no material outstanding agreements, memorandums of understanding or similar arrangements with any First Nations. There are no material ongoing or outstanding discussions, negotiations, or similar communications with or by any First Nations concerning the Corporation, any Subsidiary or their respective business, operations or assets.
(rr)	Related Party Transactions. Except as disclosed in the Corporation Public Documents or the Leagold Public Documents, neither the Corporation nor any of its Subsidiaries is indebted to any director, officer, employee or agent of, or independent contractor to, the Corporation or any of its Subsidiaries or any of their respective affiliates or associates (except for amounts due in the ordinary course as salaries, bonuses and director’s fees or the reimbursement of ordinary course expenses) and there are no contracts (other than employment arrangements) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, officer or director of the Corporation or any of its Subsidiaries, or any of their respective affiliates or associates.

29

(ss)	To the knowledge of the Corporation, the representations and warranties of Leagold set forth in the Leagold Arrangement Agreement are true and correct in all material respects.

Article 6
closing and CONDITIONS OF CLOSING

Section 6.1     Mutual Conditions of Closing

The Parties’ obligations to complete the Advance are subject to the fulfilment of each of the following conditions, which conditions are for the mutual benefit of the Parties and may be waived only by the mutual consent of the Parties:

(a)	the TSX Conditional Approval shall have been obtained;
(b)	there shall not be in effect any Applicable Law that makes the consummation of the Advance illegal or otherwise prohibits or enjoins any Party from consummating the Advance or that is made in connection with the Advance and imposes any material restrictions, limitations or conditions on either of the Parties; and
(c)	no Governmental Entity or any other Person shall have commenced any action or proceeding to enjoin the consummation of the Advance or to suspend or cease or stop trading the securities of the Corporation, and no Governmental Entity or any other Person shall have given written notice to any Party of its intention to commence any such action or proceeding.

Section 6.2     Conditions of Closing for the Benefit of the Corporation

MDCI acknowledges and agrees that the Corporation’s obligation to sell and issue the Debenture to MDCI is subject to the fulfilment of each of the following conditions, which conditions are for the exclusive benefit of the Corporation and may be waived, in whole or in part, by the Corporation in its sole discretion:

(a)	the representations and warranties of MDCI set forth in this Agreement were true and correct as of the Effective Date and are true and correct as of Closing in all respects (except for representations and warranties to the extent expressly made as of a specified date, the accuracy of which shall be determined as of such specified date), except as would not, individually or in the aggregate, materially impede or delay the completion of the Advance; and MDCI has delivered a certificate so confirming to the Corporation executed by two authorized representatives of MDCI and dated the Closing Date; and
(b)	MDCI has fulfilled or complied in all material respects with each of the covenants of MDCI contained in this Agreement to be fulfilled or complied with by it on or prior to the Closing, except as would not, individually or in the aggregate, have a Material Adverse Effect or materially impede or delay the completion of the Advance; and MDCI has delivered a certificate so confirming to the Corporation executed by two authorized representatives of MDCI addressed to the Corporation and dated the Closing Date.

30

Section 6.3     Conditions of Closing for the Benefit of MDCI

The Corporation acknowledges and agrees that MDCI’s obligation to purchase the Debenture from the Corporation is subject to the fulfillment of each of the following conditions, which conditions are for the exclusive benefit of MDCI and may be waived, in whole or in part, by MDCI in its sole discretion:

(a)	the representations and warranties of the Corporation set forth in this Agreement which are qualified by references to materiality are true and correct as of the Closing in all respects (except for representations and warranties to the extent expressly made as of a specified date, the accuracy of which shall be determined as of such specified date) and all other representations and warranties of the Corporation set forth in this Agreement were true and correct as of the Effective Date and are true and correct as of the Closing in all material respects (except for representations and warranties to the extent expressly made as of a specified date, the accuracy of which shall be determined as of such specified date); and the Corporation has delivered a certificate so confirming to MDCI executed by two senior officers of the Corporation addressed to MDCI and dated the Closing Date;
(b)	the Corporation has fulfilled or complied in all material respects with each of the covenants of the Corporation contained in this Agreement to be fulfilled or complied with by it on or prior to the Closing, and the Corporation has delivered a certificate so confirming to MDCI executed by two senior officers of the Corporation addressed to MDCI and dated the Closing Date;
(c)	the Corporation shall have delivered or caused to be delivered to MDCI the following in form and substance satisfactory to MDCI, acting reasonably:
(i)	certified copies of: (i) the Constating Documents of the Corporation and its Material Subsidiaries; (ii) all resolutions of the respective boards of directors of the Corporation and its Material Subsidiaries, as applicable, approving the entering into of the Transaction Documents and completion of the transactions contemplated by the Transaction Documents; and (iii) a list of the directors and officers authorized to sign agreements together with their specimen signatures;
(ii)	a certificate of status, compliance, good standing or like certificate with respect to the Corporation and its Material Subsidiaries issued by appropriate government officials of each of their jurisdictions of incorporation and of each jurisdiction in which each of them carries on its business;
(iii)	a legal opinion dated the Closing Date addressed to MDCI, in form and substance satisfactory to MDCI and its counsel, acting reasonably, from Canadian counsel to the Corporation, with respect to corporate, enforceability and securities matters relating to the transactions contemplated by this Agreement;
(iv)	a legal opinion dated the Closing Date addressed to MDCI, in form and substance satisfactory to MDCI and its counsel, acting reasonably, from United States counsel to the Corporation and its United States Material Subsidiaries, with respect to corporate and enforceability matters and title to the Mesquite Mine and the Castle Mountain Mine, including with respect to the ownership of the Subsidiaries of the Corporation that own and operate the Mesquite Mine and the Castle Mountain Mine and their respective gold exploration and exploitation rights;

31

(v)	a legal opinion dated the Closing Date addressed to MDCI, in form and substance satisfactory to MDCI and its counsel, acting reasonably, from Brazilian counsel to the Corporation and its Brazilian Material Subsidiaries, with respect to corporate and enforceability matters and title to the Aurizona Mine, the Fazenda Mine, the RDM Mine, the Pilar Mine and the Santa Luz Project, including with respect to the ownership of the Subsidiaries of the Corporation that own and operate the Aurizona Mine, the Fazenda Mine, the RDM Mine, the Pilar Mine and the Santa Luz Project and their respective gold exploration and exploitation rights;
(vi)	a legal opinion dated the Closing Date addressed to MDCI, in form and substance satisfactory to MDCI and its counsel, acting reasonably, from Mexican counsel to the Corporation and its Mexican Material Subsidiaries, with respect to corporate and enforceability matters and title to the Los Filos Mine Complex, including with respect to the ownership of the Subsidiaries of the Corporation that own and operate the Los Filos Mine Complex and their respective gold exploration and exploitation rights; and
(vii)	the originally executed Debenture;
(d)	all Security Documents shall have been duly executed in form and substance satisfactory to MDCI and its counsel, acting reasonably, and delivered to MDCI and all such Security Documents will be in full force and effect and will not have been modified, and the Corporation shall have delivered to MDCI evidence that all Encumbrances pursuant to the Security Documents have been duly perfected in all relevant jurisdictions of the Collateral and any other relevant jurisdiction as required by MDCI and its counsel (except in the case of any Security Document the perfection of which is subject to the delivery of the Post-Closing Deliverables set out in in Schedule B and only for the period of time as set out therein);
(e)	the Intercreditor Agreements shall have been entered into in each case in a form satisfactory to MDCI, acting reasonably, by the Closing;
(f)	the Scotia Facility shall have been entered into, by the Closing, in a form approved in writing by MDCI, acting reasonably, provided that if the provisions of the Scotia Facility so amended and restated materially deviate from those contained in the of the term sheet with respect to such facility provided by the Corporation to MDCI on December 15, 2019, MDCI may reasonably withhold such approval;
(g)	all material Governmental Authorizations and all other material third party consents, waivers, permits, orders and approvals that are necessary, proper or advisable to consummate the Advance and the conversion of the Debenture into Conversion Shares in accordance with the terms of the Debenture, as determined by MDCI, acting reasonably, shall have been obtained or received on terms that are acceptable to MDCI, acting reasonably, other than (but only with respect to the conversion of the Debenture into Conversion Shares) the authorization from the Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica), under the Mexican Federal Economic Competition Law (Ley Federal de Competencia Económica) and the regulations thereunder;

32

(h)	from the Effective Date to the Closing Date, there shall not have occurred, and the Corporation shall not have incurred or suffered, a Material Adverse Effect;
(i)	the transactions contemplated by the Leagold Arrangement Agreement shall have closed pursuant to the terms of the Leagold Arrangement Agreement without any of the conditions set out therein being waived by the Corporation, and the Corporation has delivered a certificate so confirming to MDCI executed by two senior officers of the Corporation addressed to MDCI and dated the Closing Date;
(j)	no take-over bid or third-party proposal to effect a transaction resulting in a change of Control or a sale of substantially all of the assets of the Corporation (such transaction, an “Other Transaction”) shall have been completed and no take-over bid shall be outstanding and no agreement, commitment or understanding to effect an Other Transaction shall have been entered into by the Corporation;
(k)	MDCI shall have received a certificate from Computershare Investor Services Inc. as to (i) its appointment as transfer agent and registrar of the Common Shares, and (ii) the number of Common Shares issued and outstanding as at a date no more than one Business Day prior to the Closing Date; and
(l)	no Event of Default (as defined in the Debenture or the Scotia Facility, as applicable) or event which, with notice or lapse of time or both, would constitute an Event of Default, will have occurred and be continuing.

Section 6.4     Notice and Cure

(a)	Each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:
(i)	cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the Effective Date to the Closing; or
(ii)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.
(b)	Notification provided under this Section 6.4 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

33

Article 7
INDEMNIFICATION

Section 7.1     Indemnification by the Corporation

The Corporation agrees to defend, indemnify, save, and hold harmless, discharge and release MDCI and its directors, officers, employees and agents from and against any and all Losses suffered or incurred by MDCI arising out of, relating to or in connection with:

(a)	any inaccuracy in any representation or warranty made by the Corporation in this Agreement or in any certificate delivered pursuant to this Agreement; and
(b)	any breach of any covenant of the Corporation in this Agreement;

in each case, excluding any Losses suffered or incurred by MDCI as a result of the breach of the terms of this Agreement by, or gross negligence or willful misconduct of, MDCI. MDCI hereby accepts the above indemnities in favour of its directors, officers, employees and agents as agent and trustee for each such Persons which is not a Party, and the Corporation agrees that MDCI may enforce such indemnities in favour and for the benefit of such Persons.

Section 7.2     Indemnification by MDCI

MDCI agrees to defend, indemnify, save and hold harmless, discharge and release the Corporation and its directors, officers, employees and agents from and against any and all Losses suffered or incurred by the Corporation arising out of, relating to or in connection with:

(a)	any inaccuracy in any representation or warranty made by MDCI in this Agreement or in any certificate delivered pursuant to this Agreement; and
(b)	any breach of any covenant of MDCI in this Agreement;

in each case, excluding any Losses suffered or incurred by the Corporation as a result of the breach of the terms of this Agreement by, or gross negligence or willful misconduct of, the Corporation. The Corporation hereby accepts the above indemnities in favour of its directors, officers, employees and agents as agent and trustee for each such Persons which is not a Party, and MDCI agrees that the Corporation may enforce such indemnities in favour and for the benefit of such Persons.

Article 8
termination

Section 8.1     Termination

This Agreement may be terminated and the Advance may be abandoned at any time prior to the Closing:

(a)	by mutual written agreement of the Parties;
(b)	by either the Corporation or MDCI, if:
(i)	the Closing does not occur on or prior to the Closing Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 8.1(b)(i) if the failure of the Closing to so occur has been caused by, or is a result of, breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

34

(ii)	after the Effective Date, any Applicable Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Advance illegal or otherwise prohibits or enjoins the Corporation or MDCI from consummating the Advance, and such Applicable Law has, if applicable, become final and non-appealable, provided the Party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) has used its good faith efforts to, as applicable, appeal or overturn such Applicable Law or otherwise have it lifted or rendered non-applicable in respect of the Advance; or
(c)	by MDCI if there shall have occurred, or the Corporation shall have incurred or suffered, a Material Adverse Effect that is continuing for at least 10 Business Days.

The Party desiring to terminate this Agreement pursuant to this Section 8.1 shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination rights.

Section 8.2     Effect of Termination

If this Agreement is terminated pursuant to Section 8.1, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or Representative of such Party) to any other Party to this Agreement, except as otherwise expressly contemplated hereby, and provided that this Section 8.2, Section 4.4, Article 7 and Article 9 shall survive, and provided further that neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve a Party of any liability arising prior to such termination.

Article 9
MISCELLANEOUS

Section 9.1     Governing Law

This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein without regard for any conflict of laws or choice of laws principles that would permit or require the application of the laws of any other jurisdiction.

Section 9.2     Notices

Any notice, direction or other communication given pursuant to this Agreement (each a “Notice”) must be in writing, sent by personal delivery, courier, facsimile or email and addressed:

if to MDCI:

MDC Industry Holding Company LLC

Al Mamoura Building A, Fifth Floor

35

Intersection of Muroor Road & 15th Street

P.O. Box 45005

Abu Dhabi

United Arab Emirates

Attn:	[Redacted]
Email:	[Redacted]

with a copy to:

McCarthy Tétrault LLP
745 Thurlow Street, Suite 2400
Vancouver, British Columbia
V6E 0C5

Attention:	[Redacted]
Email:	[Redacted

if to the Corporation:

Equinox Gold Corp.

700 West Pender St., Suite 1501

Vancouver, British Columbia

V6C 1G8

Attention:	[Redacted]
Facsimile:	[Redacted]
Email:
[Redacted]

with a copy to:

Blake, Cassels & Graydon LLP

595 Burrard Street, Suite 2600

Three Bentall Centre

Vancouver, British Columbia
V7Z 1L3

Attention:	[Redacted]
Facsimile:	[Redacted]
Email:
[Redacted]

Any Notice, if personally delivered, shall be deemed to have been validly and effectively given and received on the date of such delivery, if delivered before 5:00 p.m. on a Business Day in the place of delivery, or the next Business Day in the place of delivery, if not delivered on a Business Day or if sent after 5:00 p.m., and if sent by facsimile or other electronic communication with confirmation of transmission, shall be deemed to have been validly and effectively been given and received on the Business Day in the place of delivery next following the day it was transmitted. Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 9.2.

36

Section 9.3     Assignment

The Parties agree that neither Party may assign or transfer this Agreement or any of the rights or obligations under it without the prior written consent of the other Party. Notwithstanding the foregoing, MDCI shall be entitled to assign all its rights under this Agreement without the consent of the Corporation to an Affiliate who agrees to be bound by all of the covenants of MDCI contained herein and comply with the provisions of this Agreement and provided further that such assignment shall not relieve MDCI of its obligations hereunder.

Section 9.4     Entire Agreement

The Parties agree that this Agreement contains, for good and valuable consideration, the entire agreement of MDCI and the Corporation relating to the subject matter hereof and there are no representations, covenants or other agreements relating to the subject matter hereof except as stated or referred to herein. This Agreement may not be amended or modified in any respect except by written instrument executed by each of the Parties.

Section 9.5     Expenses

Each Party shall bear its own costs in connection with the transactions contemplated in the Transaction Documents except as may otherwise be provided therein.

Section 9.6     Enurement

The Parties agree that this Agreement is binding upon and enures to the benefit of MDCI and the Corporation and their respective successors and permitted assigns.

Section 9.7     Severability

The Parties agree that if any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.

Section 9.8     Further Assurances

Each of the Parties upon the request of the other, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may reasonably be necessary or desirable to complete the transactions contemplated herein.

Section 9.9     Time of Essence

The Parties agree that time is of the essence in this Agreement.

Section 9.10   Counterparts

The Parties agree that this Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original or electronic form and the Parties may rely on delivery by electronic delivery of an executed copy of this Agreement.

37

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized officers on the date first appearing above.

MDC Industry Holding Company LLC
By:	(Signed)
Authorized Signatory

By:	(Signed)
Authorized Signatory

Equinox Gold Corp.
By:	(Signed)
Authorized Signatory
By:	(Signed)
Authorized Signatory

[Signature page – Subscription Agreement]

A-1

Schedule A
Form of Debenture

(see attached)

A-2

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY SHALL NOT TRADE THE SECURITY BEFORE JULY 11, 2020.

EQUINOX GOLD CORP.

CONVERTIBLE DEBENTURE

Principal Amount: $130,000,000 Certificate No. D-4	Issue Date: March 10, 2020

Article 1
PRINCIPAL amount AND INTEREST

Section 1.1 Principal Amount.

For value received, Equinox Gold Corp. (the “Corporation”) having its head office at Suite 1501, 700 West Pender St., Vancouver, British Columbia V6C 1G8, Canada, shall pay to the order of MDC Industry Holding Company LLC (the “Holder”) the principal sum of ONE HUNDRED THIRTY MILLION DOLLARS ($130,000,000) in lawful money of the United States on March 10, 2025 (the “Maturity Date”).

Section 1.2     Interest.

(1)	The Principal Amount shall bear interest both before and after maturity, default and judgment from and including March 10, 2020 (the “Issue Date”) to the date of repayment in full at an annual rate of interest of 4.75%.
(2)	The interest determined in accordance with Section 1.2(1) shall accrue from the Issue Date but will not be payable until March 31, 2020 (the “First Interest Payment Date”). Commencing on the First Interest Payment Date and thereafter on the last day of each of the months of March, June, September and December of each year, the Corporation shall pay to the Holder in cash quarterly in arrears the interest accrued during such period. If any such date is not a Business Day, payment of such accrued interest shall be made on the next succeeding Business Day, without penalty. If interest is not paid on the date that it is due and payable, the overdue interest will bear interest at an annual rate of interest of 8%, compounded monthly, and payable on demand.
(3)	Unless otherwise stated, wherever in this Debenture reference is made to a rate of interest “annual” or "per annum" or a similar expression is used, such interest shall be calculated on the basis of a calendar year of 365 days and using the nominal rate method of calculation and shall not be calculated using the effective rate method of calculation or any other basis that gives effect to the principle of deemed reinvestment of interest. For the purpose of the Interest Act (Canada) and disclosure thereunder, whenever interest or fees to be paid hereunder is to be calculated on the basis of a year of 360 days or any other period of time that is less than a calendar year, the yearly rate of interest to which the rate determined pursuant to such calculation is equivalent is the rate so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by either 360 or such other period of time, as the case may be.

A-3

(4)	Each of the Corporation and the Holder intend to comply with Applicable Law relating to usury. Notwithstanding any other provision of this Debenture or any other Transaction Document, in no event shall any Transaction Document require the payment or permit the collection of interest or other amounts in an amount or at a rate in excess of the amount or rate that is permitted by Applicable Law or in an amount or at a rate that would result in the receipt by the Holder of interest at a criminal rate, as the terms “interest” and “criminal rate” are defined under the Criminal Code (Canada). Where more than one Applicable Law applies to the Corporation, the Corporation shall not be obliged to make payment in an amount or at a rate higher than the lowest permitted amount or rate. If from any circumstance whatever, fulfilment of any provision of any Transaction Document would result in exceeding the highest rate or amount permitted by Applicable Law for the collection or charging of interest, the obligation to be fulfilled shall be reduced to reflect the highest permitted rate or amount. If from any circumstance the Holder shall ever receive anything of value as interest or deemed interest under any Transaction Document that would result in exceeding the highest lawful rate or amount of interest permitted by Applicable Law, the amount that would be excessive interest shall be applied to the reduction of the Principal Amount, and not to the payment of interest, or if the excessive interest exceeds the unpaid balance of the Principal Amount, the amount exceeding such unpaid balance shall be refunded to the Corporation. In determining whether or not the interest paid or payable under any specified contingency exceeds the highest lawful rate, the Corporation and the Holder shall, to the maximum extent permitted by Applicable Law, (i) characterize any non-Principal Amount payment as an expense, fee or premium rather than as interest, (ii) exclude voluntary prepayments and their effects, and (iii) amortize, prorate, allocate and spread the total amount of interest throughout the term of the Debenture so that interest does not exceed the maximum amount permitted by Applicable Law. For the purposes of the Criminal Code (Canada), the effective annual rate of interest shall be determined in accordance with generally accepted actuarial practices and principles and if there is any dispute, the determination of a Fellow of the Canadian Institute of Actuaries appointed by the Holder shall be conclusive.

Section 1.3     Evidence of Indebtedness and Method of Payment.

The Holder will maintain records of the indebtedness of the Corporation under or in connection with this Debenture. The Holder’s records constitute conclusive evidence of the Corporation’s indebtedness in the absence of manifest error, but the Holder may correct any error or omission in its records. All amounts are payable at the Holder’s address specified in Section 9.4, as amended from time to time in accordance with that Section and shall be paid by wire transfer to an account specified by notice from the Holder to the Corporation from time to time.

Article 2
INTERPRETATION

Section 2.1     Definitions.

As used in this Debenture, the following terms have the following meanings:

“2019 Convertible Debentures” means, collectively, the convertible debenture issued by the Corporation in favour of the Holder on April 11, 2019 in a principal amount of $130,000,000 as amended by first amendment dated June 28, 2019, and the convertible debentures issued by the Corporation in favour of Pacific Road Resources Fund II and Pacific Road Resources Fund II L.P., respectively, on May 7, 2019 in an aggregate principal amount of $9,660,656, each as amended by first amendments dated June 28, 2019 and as further amended, restated, supplemented or modified from time to time.

A-4

“90-Day VWAP” means, as of any date, the volume weighted average trading price per Common Share on the TSX for the 90 consecutive Trading Days ending on such date; if the Common Shares are not listed thereon, then on such Stock Exchange on which the Common Shares are listed as may be selected for such purpose by the directors of the Corporation; the volume weighted average trading price shall be determined by dividing the aggregate sale price of all Common Shares sold on the said exchange or market, as the case may be, during the said 90 consecutive Trading Days, with each sale price being converted to United States dollars using the exchange rate published by the Bank of Canada on the applicable sale date, by the total number of Common Shares so sold.

“ABN Accounts” means, collectively, the bank accounts held by Leagold LatAm Holdings B.V., Leagold Finance II B.V., Leagold Fazenda Holdings B.V., Leagold Pilar Holdings B.V., Leagold Santa Luz Holdings B.V. and Leagold RDM Holdings B.V. at ABN AMRO Bank N.V.

“Affiliate” means, with respect to any Person, any other Person that: (i) Controls, (ii) is Controlled by, or (iii) is under common Control with, such Person.

“Applicable Law” means all laws (statutory or common), rules, ordinances, regulations, grants, concessions, franchises, licenses, orders, directives, judgments, decrees and other governmental restrictions, including permits and other similar requirements, whether legislative, municipal, administrative or judicial in nature, having application, directly or indirectly, to the Corporation, the Holder or their respective Affiliates, and includes the rules and policies of any Stock Exchange upon which the Corporation, the Holder or any of their respective Affiliates has securities listed or quoted.

“Aurizona Mine” means the gold underground and open pit mine known as the Aurizona Mine located in Maranhão State, Brazil near the confluence of the Duas Antas River and the Maracucume River.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which chartered banks are closed for business in Vancouver, British Columbia, Canada, or Abu Dhabi, United Arab Emirates.

“Call Date” has the meaning specified in Section 7.1.

“Call Notice” has the meaning specified in Section 7.2(1).

“Call Right” has the meaning specified in Section 7.1.

“Canadian Securities Laws” means applicable securities laws (including rules, regulations, policies, blanket orders, rulings and instruments enacted thereunder) in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island or Newfoundland and Labrador.

“Capital Reorganization” has the meaning specified in Section 6.4(3).

A-5

“Castle Mountain” means Castle Mountain Venture, a general partnership existing under the laws of California.

“Collateral” means all present and after acquired assets of the Corporation and the Guarantors, which are subject, or are intended or required to become subject, to the security granted under any of the Security Documents.

“Common Shares” means the common shares in the capital of the Corporation.

“Control” has the meaning specified in Section 2.2.

“Conversion” means the conversion by the Holder of any part of the Principal Amount into Common Shares pursuant to Article 6.

“Conversion Date” means, in respect of any part of the Principal Amount for which the Holder exercises Conversion Rights prior to the Maturity Date, the date upon which the Holder gives a Conversion Notice in respect of such exercise.

“Conversion Notice” has the meaning specified in Section 6.2.

“Conversion Option” has the meaning specified in Section 7.3.

“Conversion Price” has the meaning specified in Section 6.1(2).

“Conversion Rights” has the meaning specified in Section 6.1(1).

“Convertible Debentures” means this Debenture, the 2019 Convertible Debentures and certain other convertible debentures which may be issued by the Corporation pursuant to the terms of the Pac Road Investment Agreement.

“Convertible Debentures Agent” means the Holder, in its capacity as agent on behalf of itself and the holders of the other Convertible Debentures.

“Convertible Debentures Agency Agreement” means the amended and restated convertible debentures agency agreement dated March 10, 2020 between the Holder, in its capacity as a holder and as Convertible Debenture Agent, Pacific Road Resources Fund II, as a holder, Pacific Road Resources Fund II L.P., as a holder, and any other holder of a Convertible Debenture, as amended, restated, supplemented or otherwise modified from time to time.

“Corporate Reorganization” means any change in the legal existence of any Guarantor (other than a Guarantor Share Reorganization) by way of amalgamation, merger, winding up, dissolution, continuance or plan of arrangement that does not result in any change in the combined direct and indirect percentage ownership interest of the Corporation in a Guarantor or any continuing entity.

“Corporation” has the meaning specified in Section 1.1.

“Debenture” means the convertible debenture represented by, and governed by the terms and conditions of, this instrument subscribed for and purchased by the Holder and issued and sold by the Corporation pursuant to the Subscription Agreement.

A-6

“Debt” means with respect to any Person, without duplication:

(a)	indebtedness of such Person for borrowed money or for the deferred purchase price of property and services, other than trade payables incurred in the ordinary course of business and payable in accordance with customary practices;
(b)	other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument;
(c)	obligations of such Person under any lease of any property (whether real, personal or mixed and including, without limitation, equipment) by that Person as lessee that, in conformity with generally accepted accounting principles, is, or is required to be, accounted for as a finance lease obligation on the balance sheet of that Person;
(d)	contingent reimbursement or payment obligations of such Person in respect of any letter of credit, bank guarantee or surety bond;
(e)	to the extent accelerated, in relation to any Person (the “relevant party”) and any counterparty of the relevant party at any time means the amount which would be payable by the relevant party to that counterparty, if any, pursuant to all Hedging Arrangements entered into between them and in effect at that time if the transactions governed thereby were to be terminated as the result of the early termination thereof;
(f)	to the extent recorded as indebtedness on the balance sheet of such Person in accordance with IFRS, repayment obligations, liquidated damages or other financial compensation due and owing under the Scotia Facility and/or Sandstorm Debenture upon an event of default thereunder, as applicable; and
(g)	the contingent obligations of such Person under any guarantee or other agreement assuring payment of any obligations of any Person of the type described in the foregoing clauses (a) to (f).

“Default” means any event which is or which, with the passage of time, the giving of notice or both, would be an Event of Default.

“Encumbrance” means any mortgage, charge, pledge, hypothecation, security interest, lien, easement, right-of-way, encroachment, covenant, condition, right-of-entry, lease, license, assignment, option or claim or any other encumbrance, charge against or interest in property to secure payment of a debt or performance of an obligation (including the interest of a vendor or lessor under any conditional sale agreement or of a lessor under any lease including a capital lease or other title retention agreement), or any title defect of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise).

“Event of Default” has the meaning specified in Section 8.1.

“Excluded Taxes” means, with respect to the Holder, (a) Taxes imposed on (or measured by) its net income (however denominated), capital or franchise Taxes, and branch profits Taxes, in each case imposed as a result of the Holder being organized under the laws of, or having its principal office or its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof), (b) any withholding Tax that is imposed on amounts payable to the Holder attributable to the Holders failure to provide any form, certificate or any other document necessary to reduce or eliminate any withholding Taxes, and (c) U.S. federal withholding taxes imposed under FATCA if the Holder were to fail to comply with the applicable reporting requirements of FATCA.

A-7

“Existing Stream Agreements” means, collectively:

(a)	the second amended and restated silver purchase agreement dated October 15, 2004 as amended and restated on August 6, 2010, among Desarrollos Mineros San Luis, S.A. de C.V., as supplier, Goldcorp Argent Limited, as purchaser, and Goldcorp Inc., as guarantor, providing for the purchase and sale of refined silver and substitute refined silver, as amended and assigned to MXN Silver Corp. and Leagold on April 7, 2017; and
(b)	the second amended and restated silver purchase agreement dated October 15, 2004 as amended and restated on August 6, 2010, among Goldcorp Argent Limited, as supplier, Silver Wheaton (Caymans) Ltd., as purchaser, and Silver Wheaton Corp. and Goldcorp Inc., as guarantors, providing for the purchase and sale of refined silver and substitute refined silver, as amended on April 7, 2017 and as assigned to MXN Silver Corp. on April 7, 2017.

“FATCA” means Sections 1471 through 1474 of the United States Internal Revenue Code, as of the date of this Debenture (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreements entered into pursuant to Section 1471(b)(1) of the United States Internal Revenue Code, and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such sections thereof.

“Franco Nevada/Scotia Intercreditor Agreement” means the amended and restated intercreditor agreement dated March 10, 2020 among the Scotia Facility Agent, for and on behalf of the Scotia Facility lenders, the Convertible Debentures Agent, for and on behalf of the Holder and the holders of the other Convertible Debentures, and Franco-Nevada U.S. Corporation.

“Franco Nevada Royalty” means the royalty agreement dated as of April 11, 2016 between NewCastle Gold Ltd., Telegraph Gold Inc., Viceroy Gold Corporation and Castle Mountain Venture, as owner, and Franco-Nevada U.S. Corporation, as payee, as such agreement may be amended from time to time.

“Governmental Authorizations” means all authorizations, approvals, orders, rulings, certificates, consents, directives, notices, licenses, permits, variances, registrations or other rights issued to or required by the Corporation or its Material Subsidiaries by or from any Governmental Entity.

“Governmental Entity” means (i) any governmental or public department, central bank, court, minister, governor-in-council, cabinet, commission, tribunal, board, bureau, agency, commissioner or instrumentality, whether international, multinational, national, federal, provincial, state, municipal, local or other; (ii) any subdivision or authority of any of the above; (iii) any Stock Exchange; or (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

A-8

“Guarantees” means, collectively, the guarantees delivered by the Guarantors and any additional guarantees delivered pursuant to Section 3.1(b).

“Guarantor” means, collectively, NewCastle Gold Ltd., Telegraph Gold Inc., Solius Holdco Inc., Solius AcquireCo Inc., Mesquite Gold Mine Inc., Western Goldfields (USA) Inc., Western Mesquite Mine Inc., Viceroy Gold Corporation, Castle Mountain, Luna Gold Corp., Aurizona Goldfields Corporation, Luna Gold Pesquisas Minerais LTDA, Mineração Aurizona S.A., Leagold Mining Corporation, Leagold (BC) Holding Corporation, Leagold Netherlands B.V., Administración Los Filos, S.A.P.I de C.V., Leagold Mexico, S.A.P.I de C.V., MXN Silver Corp., Mina Leagold Los Filos, S.A.P.I de C.V., Desarollos Mineros San Luis, S.A. de C.V., Exploradora de Yacimientos Los Filos, S.A. de C.V., Minera Thesalia, S.A. de C.V., Leagold (Barbados) Holdings Ltd., Leagold LatAm Holdings B.V., Leagold RDM Holdings B.V., Leagold Fazenda Holdings B.V., Leagold Santa Luz Holdings B.V., Leagold Pilar Holdings B.V., Leagold Finance II B.V., Mineração Riacho dos Machados Ltda, Fazenda Brasileiro Desenvolvimento Mineral Ltda, Santa Luz Desenvolvimento Mineral Ltda and Pilar de Goiás Desenvolvimento Mineral S.A. and any Person who, after the date hereof, becomes a Material Subsidiary.

“Guarantor Share Reorganization” means any change in the issued and outstanding shares of a Guarantor.

“Hedging Arrangements” means any derivative transaction entered into in connection with protection against, or benefit from, fluctuations in any rate or price.

“Holder” has the meaning specified in Section 1.1.

“IFRS” means International Financial Reporting Standards as adopted by the Accounting Standards Board (Canada), as amended from time to time.

“Immaterial Subsidiaries” means Anfield Gold Corp., Magellan Minerals Ltd., Lanfair Land Holdings LLC, Luna Gold Participacoes LTDA and Luna Gold Investimentos Minerals LTDA and “Immaterial Subsidiary” means any of the Immaterial Subsidiaries.

“Indemnified Taxes” means Taxes other than Excluded Taxes.

“Insolvency Event” means the occurrence of any of the following events:

(a)	the Corporation or any of its Material Subsidiaries is wound up, dissolved or liquidated (or any proceeding is commenced to wind-up, dissolve or liquidate the Corporation or any of its Material Subsidiaries) under any Applicable Law or otherwise, voluntarily or involuntarily, pursuant to the provisions of any Applicable Law, has its existence terminated or passes any resolution in connection with any of the above, other than a dissolution where all of the assets of the dissolving company are transferred to the Corporation or a Material Subsidiary;

A-9

(b)	the Corporation or any of its Material Subsidiaries makes a general assignment for the benefit of its creditors, acknowledges its insolvency or is declared or becomes bankrupt, concurso mercantil or insolvent;
(c)	the Corporation or any of its Material Subsidiaries commits an act of bankruptcy or concurso mercantil under Applicable Law, including, without limitation, the failure to meet its liabilities generally as they become due;
(d)	any filing of a proposal or notice of intention to make a proposal is made or served under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or under any other bankruptcy, concurso mercantil, insolvency or analogous statutes or laws in any other jurisdiction or consent to the filing of any step or proceeding under any of those statutes in respect of the Corporation or any of its Material Subsidiaries;
(e)	any filing is made or a proceeding is commenced by or in respect of the Corporation or any of its Material Subsidiaries seeking any stay of proceedings, protection from creditors, moratorium, reorganization, arrangement, composition, re-adjustment or any other relief under any present or future law of any jurisdiction relative to bankruptcy, concurso mercantil, insolvency or other relief for debtors, unless (if commenced against the Corporation or any of its Material Subsidiaries) same is being contested actively and diligently in good faith by appropriate proceedings and is dismissed, vacated or permanently stayed with no chance of reinstatement within 60 days of commencement;
(f)	any trustee in bankruptcy, concurso mercantil, interim receiver, receiver, receiver and manager, custodian, sequestrator, administrator, monitor, liquidator or foreign representative or any other Person with similar powers is appointed in respect of the Corporation or any of its Material Subsidiaries or any part of its property; or
(g)	the Corporation or any of its Material Subsidiaries causes or is subject to any event with respect to it, which under Applicable Law, has an analogous effect to any of the events specified in (a) to (f) above (inclusive).

“Intercreditor Agreements” means, collectively, the Franco Nevada/Scotia Intercreditor Agreement, the Sandstorm/Scotia Intercreditor Agreement and the Omnibus Intercreditor Agreement.

“Investor Rights Agreement” means the investor rights and governance agreement dated as of April 11, 2019 between the Holder and the Corporation.

“Issue Date” has the meaning specified in Section 1.2(1).

“Judgement Currency” has the meaning specified in Section 9.10(4).

“Leagold Credit Agreement” means the credit agreement dated as of June 18, 2019 entered into among Leagold Mining Corporation (as corporate predecessor to the Corporation), as borrower, Société Générale, as administrative agent, Société Générale, Investec Bank PLC and ING Capital LLC, as joint lead arrangers, Investec Bank plc, as technical agent and the lenders party thereto.

A-10

“Liquidity Notice” has the meaning specified in Section 7.3.

“Liquidity Option” has the meaning specified in Section 7.3.

“Liquidity Option Period” has the meaning specified in Section 7.3.

“Material Adverse Effect” means any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate, is, or could reasonably be expected to be, material and adverse to the business, properties, operations, financial condition, results of operations, assets or liabilities (contingent or otherwise) or prospects of the Corporation and the Material Subsidiaries on a consolidated basis.

“Material Subsidiaries” means Luna Gold Corp., Aurizona Goldfields Corporation, Luna Gold Pesquisas Minerais LTDA, Mineração Aurizona S.A., NewCastle Gold Ltd., Telegraph Gold Inc., Solius HoldCo Inc., Solius AcquireCo Inc., Viceroy Gold Corporation, Mesquite Gold Mine Inc., Western Goldfields (USA) Inc., Western Mesquite Mines, Inc., Leagold Mining Corporation, Leagold (BC) Holding Corporation, Leagold Netherlands B.V., Administración Los Filos, S.A.P.I de C.V., Leagold Mexico, S.A.P.I de C.V., MXN Silver Corp., Mina Leagold Los Filos, S.A.P.I de C.V., Desarollos Mineros San Luis, S.A. de C.V., Exploradora de Yacimientos Los Filos, S.A. de C.V., Minera Thesalia, S.A. de C.V., Leagold (Barbados) Holdings Ltd., Leagold LatAm Holdings B.V., Leagold RDM Holdings B.V., Leagold Fazenda Holdings B.V., Leagold Santa Luz Holdings B.V., Leagold Pilar Holdings B.V., Leagold Finance II B.V., Mineração Riacho dos Machados Ltda, Fazenda Brasileiro Desenvolvimento Mineral Ltda, Santa Luz Desenvolvimento Mineral Ltda and Pilar de Goiás Desenvolvimento Mineral S.A. or any other Person that becomes a Subsidiary of the Corporation following the date hereof and which has material assets or carries on any business, but, for greater certainty, does not include Solaris Copper Inc.

“Maturity Date” has the meaning specified in Section 1.1.

“Mesquite Mine” means the Mesquite gold mine located near Glamis, Imperial County, California operated by Western Mesquite Mines, Inc.

“Obligations” means all indebtedness, liabilities and other obligations of the Corporation to the Holder under this Debenture.

“Offtake Agreements” means, collectively:

(a)	the amended and restated offtake agreement dated as of May 2, 2018 between, among others, OMF Fund II SO Ltd., as purchaser, and Leagold Mining Corporation (as successor by amalgamation to Leagold Acquisition Corporation), as seller, providing for, among other things, the purchase and sale of up to 1,100,000 ounces of gold; and
(b)	the amended and restated offtake agreement dated as of December 14, 2018 between, among others, OMF Fund II SO Ltd., as purchaser and Leagold Mining Corporation (as successor by amalgamation to Leagold Acquisition Corp. II), as seller, providing for, among other things, the purchase and sale of 733,333 ounces of refined gold.

A-11

“Omnibus Intercreditor Agreement” means the amended and restated intercreditor agreement dated March 10, 2020 among the Scotia Facility Agent, for and on behalf of the lenders and hedge providers under the Scotia Facility, the Convertible Debentures Agent, for and on behalf of the Holder and the holders of the other Convertible Debentures, the Corporation, and the Guarantors.

“Pac Fund II LP” means Pacific Road Capital Management GP II Limited, as general partner of Pacific Road Resources Fund II L.P., a limited partnership governed by the laws of England.

“Pac Fund II Trust” means Pacific Road Capital II Pty Limited, as trustee for Pacific Road Resources Fund II, a trust governed by the laws of Australia, in its own capacity.

“Pac Road Investment Agreement” means the investment agreement dated May 7, 2015 between inter alios Pac Fund II Trust, Pac Fund II LP, Pacific Road Capital II Pty Limited, and Luna Gold Corp.

“Permitted Capital Reorganization” means (a) any change in the issued and outstanding shares in the Corporation (other than a change that would result in an Event of Default) and (b) any Guarantor Share Reorganization, in each case (i) that does not result in any change in the combined direct and indirect percentage ownership interest of the Corporation in a Guarantor, (ii) notice of which (and reasonable details thereof) has been provided by the Corporation to the Holder in writing fifteen (15) Business Days before its proposed completion date, and (iii) where, at the time of delivery of the aforesaid notice by the Corporation to the Holder, the Corporation delivers to the Holder a certificate (A) certifying that the completion of such reorganization will not have a Material Adverse Effect, (B) in which the Corporation shall covenant to deliver or cause to be delivered to the Holder contemporaneously with the completion of such reorganization, any Security Documents and/or amendments thereto, certificates, opinions and other things as the Holder may reasonably request to ensure the completion of such reorganization shall not adversely affect any rights of the Holder under this Debenture or any Security Documents and (C) certifying that no Default or Event of Default has occurred and is continuing at the time of the completion of such reorganization or would arise immediately thereafter.

“Permitted Corporate Reorganization” means any Corporate Reorganization (i) notice of which (and reasonable details thereof) has been provided by the Corporation to the Holder in writing fifteen (15) Business Days before its proposed completion date, and (ii) where at the time of delivery of the aforesaid notice by the Corporation to the Holder, the Corporation delivers to the Holder a certificate (A) certifying that the completion of the Corporate Reorganization will not have a Material Adverse Effect, (B) in which the Corporation shall covenant to deliver or cause to be delivered to the Holder contemporaneously with the completion of such Corporate Reorganization, any Security Documents and/or amendments thereto, certificates, opinions and other things as the Holder may reasonably request to ensure the completion of such Corporate Reorganization shall not adversely affect any rights of the Holder under this Debenture or any Security Documents and (C) certifying that no Default or Event of Default has occurred and is continuing at the time of the completion of the Corporate Reorganization or would arise immediately thereafter.

A-12

“Permitted Debt” means:

(a)	Debt under this Debenture and the other Convertible Debentures;
(b)	Debt comprised of amounts owed to trade creditors and accruals in the ordinary course of business, which are either not overdue for more than sixty (60) days or, if disputed and in that case whether or not overdue, are being contested in good faith by any of the Corporation and the Material Subsidiaries by appropriate proceedings diligently conducted;
(c)	any Debt approved by the Holder and, if applicable, permitted pursuant to the terms of an intercreditor agreement, in form and substance satisfactory to the Holder providing for the full subordination and postponement of such indebtedness and any security therefor, executed and delivered in favour of the Holder;
(d)	any guarantee or indemnity in respect of Permitted Debt;
(e)	any other Debt which the Holder agrees in writing is Permitted Debt for the purposes of this Debenture;
(f)	Debt under capital leases and purchase money obligations provided that the aggregate Debt of any of the Corporation and the Material Subsidiaries in respect of such capital leases and purchase money obligations does not exceed the fair market value of the financed equipment or property at any time and, at any particular time, the aggregate principal amount of such Debt does not exceed $30,000,000;
(g)	Debt in the principal amount not to exceed $500,000,000 pursuant to the Scotia Facility;
(h)	Debt of the Corporation in favour of Ross J. Beaty in a principal amount of $12,000,000 under the amended and restated standby promissory note in a principal amount of $12,000,000 issued by the Corporation in favour of Ross J. Beaty on December 23, 2019 (provided that the Corporation shall only be entitled to reimburse such debt in accordance with its terms and shall not be entitled to borrow any amount in connection thereto including, for greater certainty, any amount reimbursed thereunder);
(i)	unsecured Debt of the Corporation in favour of Ross J. Beaty with a term of not more than one year and in a principal amount not to exceed $20,000,000 from time to time in addition to the Debt referred to in (h), above;
(j)	Debt of the Corporation in favour of Sandstorm Gold Ltd. in a principal amount of $9,900,000 under the Sandstorm Debenture (provided that the Corporation shall only be entitled to reimburse such debt in accordance with its terms and shall not be entitled to borrow any amount in connection thereto including, for greater certainty, any amount reimbursed thereunder, and the Sandstorm Debenture shall be subordinated to the Convertible Debentures on terms satisfactory to the Holder);
(k)	Debt owed by the Corporation or a Guarantor to the Corporation or a Guarantor;

A-13

(l)	Debt of up to a maximum aggregate principal amount at any particular time of $85,000,000 in respect of surety or performance bonds, letters of credit or bank guarantees in favour of a public utility or any other Governmental Entity in connection with the operations of the Corporation or any Guarantor (including for the reclamation or remediation of mining properties and commodities such as power, fuel and chemicals), all in the ordinary course of business;
(m)	to the extent constituting Debt, Taxes, assessments or governmental charges or levies which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;
(n)	Debt pursuant to Permitted Hedging Arrangements;
(o)	Debt under each of the Sandstorm Royalty and the Franco Nevada Royalty;
(p)	Debt in respect of secured cash management facilities provided by the lenders under the Scotia Facility;
(q)	Debt of any relevant Guarantor under a VAT Facility and unsecured guarantees by the Corporation in an aggregate principal amount not exceeding $10,000,000 (or the equivalent thereof) at any time outstanding for all such VAT Facilities; and
(r)	obligations owing under Existing Stream Agreements.

“Permitted Disposal” means any sale, lease, license, transfer or other disposal:

(a)	of inventory in the ordinary course of business (including pursuant to the Existing Stream Agreements, Offtake Agreements and any carbon fines sales agreements);
(b)	of vehicles, plant and equipment that is obsolete, redundant or that is not necessary for the operation of the business of the Corporation or any of the Material Subsidiaries provided that such assets are disposed of for cash at fair market value;
(c)	made with the prior written consent of the Holder;
(d)	of fixed assets at fair market value where the proceeds of disposal are used to purchase replacement assets comparable or superior as to type, value and quality;
(e)	of assets not contemplated in any of the foregoing paragraphs provided that such assets are disposed of for cash at fair market value in an aggregate amount not to exceed $10,000,000 per fiscal year;
(f)	(i) of shares of Solaris Copper Inc. or (ii) of shares, assets or property of any Subsidiary of the Corporation that is not a Material Subsidiary;
(g)	property and assets of the Corporation or a Guarantor to the Corporation or another Guarantor, provided that if the disposing Person has granted an Encumbrance in favour of the Convertible Debentures Agent over the asset or property subject to such disposal, equivalent security over such asset or property shall be granted in favour of the Convertible Debentures Agent by the acquiring Person substantially concurrently with such Person’s acquisition of such asset or property, in each case, on terms and conditions satisfactory to the Convertible Debentures Agent; or

A-14

(h)	shares issued by Leagold Pilar Holdings B.V. and/or Pilar de Goiás Desenvolvimento Mineral S.A. and/or the assets comprised of the complex of underground gold mines known as the “Pilar Mine” owned and operated by Pilar de Goiás Desenvolvimento Mineral, S.A. covering approximately 17,800 hectares located 320 km from Brasilia in Goiás State, Brazil.

“Permitted Encumbrances” means at any time and from time to time:

(a)	any Encumbrance granted pursuant to any security document entered into by any of the Corporation and the Material Subsidiaries in connection with the Debt under each of the Sandstorm Royalty and the Franco Nevada Royalty;
(b)	any Encumbrance granted pursuant to any security document entered into by any of the Corporation and the Material Subsidiaries in connection with the Debt under the Scotia Facility, provided such Debt constitutes Permitted Debt;
(c)	any Encumbrance or deposit under workers’ compensation, social security or similar legislation or in connection with bids, tenders, leases or contracts or to secure related public or statutory obligations, surety and appeal bonds, performance bonds where required by law;
(d)	any Encumbrance imposed pursuant to statute such as builders’, mechanics’, materialman’s, carriers’, warehousemen’s, Persons having taken part in the construction or renovation of an immovable and landlords’ liens and privileges, in each case, which relate to obligations not yet due or delinquent or, if due or delinquent, which any of the Corporation and the Material Subsidiaries is contesting in good faith if such contestation involves no material risk of loss of any material part of its assets;
(e)	any Encumbrance for Taxes, assessments, unpaid wages or governmental charges or levies for the then current year, or not at the time due and delinquent or, if due or delinquent, the validity of which is being contested at the time in good faith and as to which reserves in amounts sufficient to cover such Encumbrances are being maintained in accordance with IFRS;
(f)	any right reserved to or vested in any Governmental Entity by the terms of any lease, licence, franchise, grant, claim or permit held or acquired by any of the Corporation and the Material Subsidiaries, or by any statutory provision, to terminate the lease, licence, franchise, grant, claim or permit or to purchase assets used in connection therewith or to require annual or other periodic payments as a condition of the continuance thereof;
(g)	any Encumbrance created or assumed by any of the Corporation and the Material Subsidiaries in favour of a public utility or Governmental Entity (whether directly or indirectly) when required by the utility or Governmental Entity, all in the ordinary course of business;

A-15

(h)	any Encumbrance that secures capital leases and purchase money obligations permitted under Paragraph (f) of the definition of “Permitted Debt”, provided always that the collateral subject to any such Encumbrance is limited to the property and assets leased or acquired pursuant to such capital leases and purchase money obligations;
(i)	any reservations, limitations, provisos and conditions expressed in or implied by statute in any original grants from any Governmental Entity of any land or interest therein, statutory exceptions to title to and reservations in respect of a valid discovery with respect to unpatented mining claims, and Encumbrances in favour of any Governmental Entity with respect to water rights and patented and unpatented mining claims;
(j)	any applicable municipal and other Governmental Entity restrictions affecting the use of land or the nature of any structures which may be erected thereon, any minor encumbrance, such as easements, rights-of-way, servitudes, restrictions or other similar rights in land granted to or reserved by other Persons, rights-of-way for sewers, electric lines, telegraph and telephone lines, oil and natural gas pipelines and other similar purposes, or zoning or building restrictions or other restrictions applicable to the use of real property by any of the Corporation and the Material Subsidiaries, or title defects, encroachments or irregularities, that do not materially detract from the value of the property affected thereby or materially interfere with the operation of the business of the Corporation or respective Material Subsidiaries or materially interfere with the exploitation of all or any portion of the minerals owned by the Crown on or below the lands subject to the mining rights of the Corporation and the Material Subsidiaries;
(k)	undetermined or inchoate Encumbrances and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with Applicable Law or of which written notice has not been duly given in accordance with Applicable Law or which although filed or registered, relate to obligations not due or delinquent;
(l)	any extension, renewal, refinancing or replacement of any of the foregoing provided, however, that the Encumbrance permitted hereunder shall not be extended to cover any additional debt or additional property;
(m)	deposit of cash or securities in connection with any appeal, review or contestation of any Encumbrance or any matter giving rise to an Encumbrance;
(n)	any Encumbrance that secures Debt permitted under Paragraph (l) of the definition of “Permitted Debt” (such Encumbrances shall only be permitted on any cash collateral to be applied against such Debt);
(o)	royalties granted, as at the date hereof, in connection with the operation of the Mesquite Mine, Castle Mountain and Aurizona Mine and Encumbrances securing such royalties;
(p)	the Royalties (as defined in the Scotia Facility) including royalties on the production or profits from mining which are described in Schedule L to the Scotia Facility;

A-16

(q)	any Encumbrance that secures Permitted Hedging Arrangements;
(r)	any Encumbrance that secures Debt permitted under paragraph (p) of the definition of “Permitted Debt”;
(s)	Encumbrances and charges incidental to construction or current operations which have not at such time been filed pursuant to law or which relate to obligations not due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;
(t)	Encumbrances on minerals or the proceeds of sale of such minerals arising or granted pursuant to a processing or refining arrangement entered into in the ordinary course and upon usual market terms, securing the payment of the Corporation’s or any Guarantor’s portion of the fees, costs and expenses attributable to the processing or refining of such minerals under any such processing arrangement, but only insofar as such Encumbrances relate to obligations which are at such time not past due;
(u)	any Encumbrances or right to set-off arising under article 24 or 25 respectively of the general terms and conditions (Algemene bankvoorwaarden) of any member of the Dutch Bankers’ Association (Nederlandse Vereniging van Banken);
(v)	until the date falling 30 days after the Issue Date, Encumbrances under the laws of Mexico and/or Brazil granted by one or more Guarantors pursuant to the Leagold Credit Agreement;
(w)	contractual rights of setoff granted in the ordinary course of business; and
(x)	Encumbrances over any VAT Proceeds Account and any monies on deposit therein securing amounts owing under a VAT Facility.

“Permitted Hedging Arrangements” means a Hedging Arrangement entered into by the Corporation or any Material Subsidiary with any Person for non-speculative purposes, provided that such Hedging Arrangement is permitted under the Scotia Facility.

“Person” means any individual, sole proprietorship, limited or unlimited liability company, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, body corporate, joint venture, trust, pension fund, union, Governmental Entity, and a natural person including in such person’s capacity as trustee, heir, beneficiary, executor, administrator or other legal representative.

“Principal Amount” means one hundred thirty million U.S. dollars ($130,000,000), as such amount may be reduced from time to time in accordance with the terms of this Debenture.

“Redemption Date” has the meaning specified in Section 7.2(2).

“Redemption Price” means the amount determined in accordance with the following formula as at the Redemption Date:

A-17

RP = (PA / CP x 90-Day VWAP) - D,

where:

(i)	“RP” is the Redemption Price;
(ii)	“PA” is the outstanding Principal Amount as at the Redemption Date (and related accrued interest up to but not including the Redemption Date and unpaid);
(iii)	“CP” is the Conversion Price;
(iv)	“90-Day VWAP” is the 90-Day VWAP as at the date on which a Call Notice is given pursuant to Section 7.2; and
(v)	“D” is the financing fees incurred by the Corporation in connection with the payment of the Redemption Price; provided that (a) in no event shall “D” exceed 5% of the Redemption Price, and (b) the Corporation shall use its best efforts to minimize such financing fees.

“Rolling EBITDA” means the EBITDA for the fiscal quarter taken together with the three immediately preceding fiscal quarters. The EBITDA for the fiscal quarters ending December 31, 2019, September 30, 2019 and June 30, 2019 is as set forth in Schedule A.

“Royalties” means, collectively, the Sandstorm Royalty and the Franco Nevada Royalty.

“Sandstorm Debenture” means the convertible debenture issued by the Corporation in favour of Sandstorm Gold Ltd., as amended on January 3, 2018, in a principal amount of $9,900,000.

“Sandstorm/Scotia Intercreditor Agreement” means the amended and restated intercreditor agreement dated March 10, 2020 among the Scotia Facility Agent, for and on behalf of the lenders and hedge providers under the Scotia Facility, the Convertible Debentures Agent, for and on behalf of the Holder and the holders of the other Convertible Debentures, and Sandstorm Gold Ltd.

“Sandstorm Royalty” means, collectively, the Aurizona royalty agreement and the Aurizona Greenfields royalty agreement, each dated as of May 7, 2015 and each among Luna Gold Corp., as royalty payor, Mineração Aurizona S.A. and Sandstorm Gold (Canada) Ltd., as royalty holder, as such agreements may be amended from time to time.

“Scotia Facility” means the second amended and restated credit agreement dated as of March 10, 2020 among the Corporation, Leagold Mining Corporation and Solius AcquireCo Inc., as borrowers, The Bank of Nova Scotia, as administrative agent, lead arranger and sole bookrunner, and The Bank of Nova Scotia, Bank of Montreal, ING Capital LLC, Société Générale and the several lenders from time to time parties thereto, as lenders, as such agreement may be amended from time to time in a form approved in writing by the Convertible Debentures Agent, acting reasonably and in accordance with the Intercreditor Agreements.

A-18

“Scotia Facility Agent” means The Bank of Nova Scotia, in its capacity as administrative agent of the lenders and hedge providers under the Scotia Facility.

“Security Documents” means any documents creating or confirming a security interest in any of the Collateral and any other security granted by the Corporation and the Guarantors securing or intending to secure the payment of the Principal Amount and the performance of the obligations of the Corporation under this Debenture, the obligations of the Guarantors under the Guarantees and the payment of the principal amount and performance of the obligations of the Corporation under the other Convertible Debentures.

“Senior Secured Debt” shall include any amounts outstanding under the Scotia Facility as well as any capital leases or purchase money obligations.

“Share Reorganization” has the meaning specified in Section 6.4(2).

“Stock Exchange” means, as at any date, any stock exchange upon which the Corporation has listed the Common Shares for trading.

“Subscription Agreement” means the agreement dated as of March 10, 2020 between the Holder and the Corporation pursuant to which, among other things, the Holder agreed to subscribe for and purchase, and the Corporation agreed to issue and sell, this Debenture.

“Subsidiary” means, in respect of any Person, another Person that is Controlled by such first-mentioned Person.

“Tax Act” means the Income Tax Act (Canada), as amended from time to time.

“Taxes” means any taxes, duties, fees, premiums, assessments, imposts, royalties, levies and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment.

“Total Debt” means the sum of amounts outstanding under the Convertible Debentures and the Scotia Facility, together with any amounts falling within paragraphs (a) to (g) of the definition of “Debt”.

“Trading Day” means any day on which the TSX is open for trading or quotation.

“Transaction” has the meaning specified in Section 5.4(3).

“Transaction Documents” means, collectively, this Debenture, the Investor Rights Agreement, the Subscription Agreement, the other Convertible Debentures, the Security Documents and any agreement, certificate, statement or report furnished in connection therewith.

A-19

“Transaction Notice” has the meaning specified in Section 5.4(3).

“Transaction Redemption Price” has the meaning specified in Section 5.4(3).

“TSX” means the Toronto Stock Exchange.

“VAT Facility” means a credit facility established by a commercial bank licensed in Mexico or Brazil in favour of any Guarantor organized under laws of Mexico or Brazil (or any political subdivision thereof) which credit facility is used solely to finance cash flow an amount equal to the value-added tax refund the relevant Guarantor is owed by the applicable Governmental Entity.

“VAT Proceeds Account” means any bank account of a Guarantor maintained with a Brazilian or Mexican bank for the sole purpose of depositing value-added tax refunds and borrowings under the corresponding VAT Facility.

Section 2.2     Control

(a)	For the purposes of this Agreement:
(i)	a Person Controls a body corporate if securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are beneficially owned by such Person and the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate;
(ii)	a Person Controls an unincorporated entity, other than a limited partnership, if more than 50% of the ownership interests, however designated, into which the entity is divided are beneficially owned by such Person and such Person is able to direct the business and affairs of the entity; and
(iii)	the general partner of a limited partnership Controls the limited partnership.
(b)	A Person who Controls an entity is deemed to Control any entity that is Controlled, or deemed to be Controlled, by the entity.
(c)	A Person is deemed to Control, within the meaning of Section 1.3(a)(i) or Section 1.3(a)(ii), an entity if the aggregate of:
(i)	any securities of such entity that are beneficially owned by that Person; and
(ii)	any securities of such entity that are beneficially owned by any entity Controlled by that Person;

is such that, if such Person and all of the entities referred to in Section 1.3(c)(ii) that beneficially own securities of such entity were one Person, such Person would Control such entity.

A-20

Section 2.3     Gender and Number.

Any reference in this Debenture to gender includes all genders and words importing the singular number only include the plural and vice versa.

Section 2.4     Headings, etc.

The division of this Debenture into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect the interpretation of this Debenture.

Section 2.5     Currency.

All references in this Debenture to dollars, unless otherwise specifically indicated, are references to U.S. dollars.

Section 2.6     Certain Phrases, etc.

In this Debenture (i) (y) the words “including” and “includes” mean “including (or includes) without limitation” and (z) the phrase “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”, and (ii) in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”.

Section 2.7     Dutch Terms.

In this Debenture where it relates to a Dutch person or entity, a reference to:

(a)	an "administrator" includes a bewindvoerder;
(b)	an "attachment" includes a beslag;
(c)	a "moratorium" includes surseance van betaling and "granted a moratorium" includes surseance verleend;
(d)	a "security interest" includes any mortgage (hypotheek), pledge (pandrecht), retention of title arrangement (eigendomsvoorbehoud), privilege (voorrecht), right of retention (recht van retentie), right to reclaim goods (recht van reclame), and, in general, any right in rem (beperkt recht) created for the purpose of granting security (goederenrechtelijk zekerheidsrecht);
(e)	a "trustee in bankruptcy" includes a curator; and
(f)	a "winding up" or "dissolution" (and any of those terms) includes a Dutch entity being declared bankrupt (failliet verklaard) or dissolved (ontbonden).

Section 2.8     Accounting Terms.

All accounting terms not specifically defined in this Debenture shall be interpreted in accordance with IFRS.

A-21

Article 3
GUARANTEES AND SECURITY

Section 3.1     Guarantees.

(a)	Concurrently with the delivery of this Debenture, the Corporation shall cause a Guarantee to be provided or confirmed by each Guarantor in favour of the Convertible Debentures Agent whereby each Guarantor unconditionally and without limitation guarantees the payment of the Principal Amount and the performance of the obligations of the Corporation under this Debenture and the other Convertible Debentures.
(b)	The Corporation will promptly give notice to the Holder of any Person (including any Subsidiary of the Corporation) becoming a Material Subsidiary after the date hereof. The Corporation covenants to cause a Guarantee, together with Security Documents securing such Guarantee, to be provided by any such Person which becomes a Material Subsidiary after the date hereof as soon as possible and in any event not later than 30 days after such Person has become a Material Subsidiary.

Section 3.2     Security.

Concurrently with the delivery of this Debenture, the Corporation shall provide, or cause to be provided, the Security Documents.

Article 4
REPRESENTATIONS AND WARRANTIES

Section 4.1     Representations and Warranties.

The representations and warranties of the Corporation contained in the Subscription Agreement are incorporated by reference into this Debenture.

Section 4.2     Survival of Representations and Warranties.

The representations and warranties of the Corporation in the Transaction Documents shall not merge in or be prejudiced by and shall survive any advance and shall continue in full force and effect so long as any amounts are owing by the Corporation to the Holder.

Article 5
COVENANTS

Section 5.1     Positive Covenants.

The Corporation covenants and agrees with the Holder that, for as long as any part of the Principal Amount remains outstanding, it will, and will cause each of its Material Subsidiaries to:

(a)	pay or cause to be paid all principal, interest and other amounts payable under this Debenture punctually when due;

A-22

(b)	maintain a second ranking (subject to Permitted Encumbrances) perfected security interest in the security contemplated hereunder and under the Security Documents;
(c)	maintain and preserve its existence, organization and status in its jurisdiction of incorporation and make all corporate and other filings and registrations in each relevant jurisdiction necessary or advisable in connection therewith;
(d)	defend, protect and maintain its property from all material adverse claims;
(e)	obtain, as and when required, and maintain in good standing all material permits and approvals necessary for the ownership of its property and for the conduct of its business in each relevant jurisdiction, and carry on and continuously operate its business in a commercially prudent manner, unless the failure to do so could not reasonably be expected to result in a Material Adverse Effect;
(f)	maintain, preserve, protect and keep its properties in good repair, working order and condition, reasonable wear and tear excepted, and make necessary and proper repairs, renewals and replacements so that its business may be properly conducted at all times, all in accordance with generally accepted international engineering and operating practices and international mining standards;
(g)	duly file on a timely basis all Tax returns required to be filed by it and duly and punctually pay all Taxes levied or assessed against it or its property, unless they are being contested in good faith by appropriate proceedings and it has made adequate provision for payment of the contested amount;
(h)	promptly give notice to the Holder of:
(i)	any Event of Default or default hereunder that may reasonably be expected to become an Event of Default of which it becomes aware, using reasonable diligence, together with a statement of an officer of the Corporation setting forth the details of such Event of Default and the action which has been, or is proposed to be, taken with respect thereto;
(ii)	any material default by the Corporation of its obligations under Canadian Securities Laws or the requirements of any Stock Exchange;
(iii)	any order, ruling or determination of any Stock Exchange or securities regulatory authority having the effect of suspending the sale or ceasing the trading of any securities of the Corporation;
(iv)	any material litigation, arbitration or other proceeding commenced or threatened against it or affecting it;
(v)	any matter or other information of which it becomes aware and which would reasonably be expected to have a Material Adverse Effect, together with a statement of an officer of the Corporation describing the nature of such matter or other information and the anticipated effects thereof; and

A-23

(vi)	any other material change (financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation,

and from time to time provide the Holder with all reasonable information requested by the Holder concerning the status of any of the foregoing;

(i)	maintain or cause to be maintained insurance with international insurance companies with AM Best rating of not less than A- with respect to the Corporation’s and the Material Subsidiaries’ properties and business against such casualties and contingencies, of such types, and in such amounts as is customary in the case for similar businesses operating in similar geographic locations;
(j)	comply with Applicable Laws, such compliance to include (without limitation) its qualification as a foreign corporation in all jurisdictions in which such qualification is legally required for the conduct of its business, unless the failure to do so could not reasonably be expected to result in a Material Adverse Effect;
(k)	use commercially reasonable efforts to maintain the listing of the Common Shares on the TSX and the NYSE American, and take all steps necessary to ensure that any Common Shares issued to the Holder pursuant to the terms of this Debenture are listed and posted for trading on such Stock Exchanges (subject, in the case of any Common Shares issued to the Holder pursuant to the terms of this Debenture, to any applicable hold periods, not to exceed four months plus one day), and will use commercially reasonable efforts to maintain such listing and posting for trading of such Common Shares on such Stock Exchanges, and will use commercially reasonable efforts to maintain the Corporation’s status as a “reporting issuer” not in default of the requirements of the Canadian Securities Laws; provided, however, that nothing in this Section 5.1(k) shall prevent or restrict the Corporation from engaging in a transaction to which Section 5.4 applies even if as a result of such transaction the Corporation ceases to be a “reporting issuer” in all or any jurisdictions of Canada or the Common shares cease to be listed on the TSX or NYSE American (or any other stock exchange);
(l)	(i) provided that no Event of Default has occurred and is continuing, provide to the Holder and any of its representatives all such information and records under its control as may be reasonably requested by the Holder to determine the Corporation’s compliance with this Debenture or to exercise or enforce the Holder’s rights thereunder, and (ii) while an Event of Default has occurred and is continuing, permit the Holder and any of its representatives, at reasonable times and customary intervals during normal business hours and at the cost of the Corporation, to inspect any of its property, to visit its offices and to discuss its financial matters with its financial officers or its accountants and to examine any of its books or corporate records as may be reasonably requested by the Holder;
(m)	comply with all Governmental Authorizations that are necessary for the ownership or lease of its properties or the conduct of its businesses including, as applicable, for exploration, development and operation (as applicable) of the material assets of the Corporation or its Subsidiaries, unless the failure to do so could not reasonably be expected to result in a Material Adverse Effect;

A-24

(n)	as soon as reasonably possible and in no event later than 20 Business Days after the Issue Date, cause the articles of association of each of Leagold RDM Holdings B.V., Leagold Fazenda Holdings B.V., Leagold Santa Lux Holdings B.V. and Leagold Pilar Holdings B.V. to be amended to grant the right to any pledgee (and usufructuary) with voting rights to convene general shareholder meetings for each of the foregoing entities; and
(o)	as soon as reasonably possible and in no event later than 20 Business Days after the Issue Date, cause item 3 of the articles of incorporation of MXN Silver Corp. to be amended to add the following:

“Notwithstanding anything contained in these Articles, the directors shall not decline to register any transfer of shares, nor may they suspend registration thereof where such transfer is executed by any shareholder or by any bank, company or institution to whom such shares have been charged by way of security, or by any nominee of such a bank, company or institution, pursuant to the power of sale under such security, and a certificate by any official of such bank, company or institution that the shares were so charged and the transfer was so executed shall be conclusive evidence of such facts.".

Section 5.2     Negative Covenants.

The Corporation covenants and agrees with the Holder that, for as long as any part of the Principal Amount remains outstanding, it will not, and will cause its Material Subsidiaries not to, except with the Holder’s prior written consent:

(a)	create, incur, assume or permit to exist any Debt other than Permitted Debt;
(b)	save and except for the royalties described in Schedule L to the Scotia Facility, the Existing Stream Agreements and the Offtake Agreements, the Corporation shall not, and shall not suffer or permit any Material Subsidiary to, be a party to any streaming, metal prepay or royalty arrangement other than resulting from (and not in contemplation of) a Permitted Corporate Reorganization or a Permitted Capital Reorganization or a pre-existing royalty agreement and/or streaming agreement for which a Material Subsidiary becomes liable after the Issue Date by virtue of a Permitted Acquisition (as defined in the Scotia Facility) (but not, for the avoidance of doubt, as consideration for such Permitted Acquisition);
(c)	enter into any transaction involving a consolidation, amalgamation or merger with or into, or reorganization, reincorporation or reconstitution into or as another entity (other than the Corporation or another Material Subsidiary), or continuance or redomiciliation into another jurisdiction, other than a Permitted Corporate Reorganization;
(d)	change in any material respect the nature of the business or operations of the Corporation or any of the Material Subsidiaries existing as of the date hereof;

A-25

(e)	create, or permit to exist, any Encumbrances in respect of any of the assets, property and undertakings now owned or hereafter acquired by the Corporation or any of the Material Subsidiaries, except for Permitted Encumbrances;
(f)	dispose of or transfer to any Person any interest in the assets of the Corporation or a Material Subsidiary except in connection with a Permitted Disposal, a Permitted Corporate Reorganization or a Permitted Capital Reorganization;
(g)	transfer any shares it holds in any Material Subsidiary other than in connection with a Permitted Corporate Reorganization or a Permitted Capital Reorganization;
(h)	pay any amount to the holders of Common Shares by way of dividend, return of capital or otherwise, other than as permitted under the Scotia Facility as of the Issue Date;
(i)	purchase, redeem or otherwise acquire any of the Common Shares;
(j)	engage in any transactions with Persons not dealing at arm’s length (as defined in the Income Tax Act (Canada)) with the Corporation except: (A) with respect to the transactions permitted by paragraphs (h) and (i) of the definition of “Permitted Debt”, (B) with other Guarantors; or (C) in the ordinary course, and pursuant to the reasonable requirements, of business; in each such case, at prices and on terms not less favourable to the Corporation than could be obtained in a comparable arm’s length transaction with another Person;
(k)	incur any unfunded liability or contingent liability with respect to a defined benefit pension plan for any employees if such liability would reasonably be expected to have a Material Adverse Effect;
(l)	enter into any Hedging Arrangements other than Permitted Hedging Arrangements or as permitted under the Scotia Facility;
(m)	make any loan to any other Person other than between the Corporation and a Guarantor, other than (i) any loan made to an Immaterial Subsidiary up to an aggregate amount of $1,000,000 and (ii) any loan made since the Issue Date for business purposes only and in the ordinary course of business up to an aggregate amount of $50,000,000; and
(n)	allow the aggregate balance of all amounts held in the ABN Accounts to exceed $3,000,000 at close of business on any day,

provided, however, that nothing in this Section 5.2 shall prevent or restrict a transaction to which Section 5.4 applies.

Section 5.3     Financial Covenants.

The Corporation covenants and agrees with the Holder that, for as long as any part of the Principal Amount remains outstanding, it shall ensure that it maintains on the Issue Date and at the end of each fiscal quarter, on a consolidated basis:

(a)	a Senior Secured Debt to Rolling EBITDA ratio of less than 4.00:1; and

A-26

(b)	a Total Debt to Rolling EBITDA ratio of less than 4.50:1.

Section 5.4     Corporation may Consolidate, etc., Only on Certain Terms.

(1)	The Corporation may not, without the consent of the Holder, consolidate with or amalgamate or merge with or into any Person (other than a Material Subsidiary of the Corporation) if such consolidation, amalgamation or merger would result in a change of Control of the Corporation or sell, convey, transfer or lease all or substantially all of the properties and assets of the Corporation to another Person (other than a Material Subsidiary of the Corporation) unless:
(a)	the Person formed by such consolidation or into which the Corporation is amalgamated or merged, or the Person which acquires by sale, conveyance, transfer or lease all or substantially all of the properties and assets of the Corporation is a corporation, organized and existing under the laws of Canada or any province or territory thereof or the laws of the United States or any state thereof and such corporation (if other than the Corporation or the continuing corporation resulting from the amalgamation of the Corporation with another corporation under the laws of Canada or any province or territory thereof) expressly assumes, by a supplement hereto, executed and delivered to the Holder, in form satisfactory to the Holder, acting reasonably, the obligations of the Corporation under this Debenture and the performance or observance of every covenant and provision of this Debenture required on the part of the Corporation to be performed or observed and the conversion rights shall be provided for in accordance with Article 6, by the Person (if other than the Corporation or the continuing corporation resulting from the amalgamation of the Corporation with another corporation under the laws of Canada or any province or territory thereof) formed by such consolidation or into which the Corporation shall have been merged or by the Person which shall have acquired the Corporation’s assets;
(b)	after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing;
(c)	if the Corporation or the continuing corporation resulting from the amalgamation or merger of the Corporation with another Person under the laws of Canada or any province or territory thereof or the laws of the United States or any state thereof will not be the resulting, continuing or surviving corporation, the Corporation shall have, at or prior to the effective date of such consolidation, amalgamation, merger or sale, conveyance, transfer or lease, delivered to the Holder a certificate of the Corporation and an opinion of counsel, each stating that such consolidation, merger or transfer complies with this Section 5.4 and, if a supplement hereto is required in connection with such transaction, such supplement complies with this Section 5.4, and that all conditions precedent herein provided for relating to such transaction have been complied with; and
(d)	the Holder is provided with the Transaction Notice as set out in Section 5.4(3) and the Corporation complies with Section 5.4(4).
(2)	For purposes of this Section 5.4, the sale, conveyance, transfer or lease (in a single transaction or a series of related transactions) of the properties or assets of one or more Material Subsidiaries of the Corporation (other than to the Corporation or another Material Subsidiary of the Corporation), which, if such properties or assets were directly owned by the Corporation, would constitute all or substantially all of the properties and assets of the Corporation and its Material Subsidiaries, taken as a whole, shall be deemed to be the sale, conveyance, transfer or lease of all or substantially all of the properties and assets of the Corporation.

A-27

(3)	If the Corporation wishes to effect any transaction contemplated in Section 5.4(1) (a “Transaction”), in addition to the conditions to such Transaction set out in Section 5.4(1), it shall give notice to such effect to the Holder (the “Transaction Notice”), containing: (i) reasonable details of the Transaction and parties involved; and (ii) an offer to purchase the Debenture for an amount equal to 130% of the outstanding Principal Amount (the “Transaction Redemption Price”) plus accrued and unpaid interest thereon up to, but excluding, the date of purchase. The Transaction Notice shall also contain (i) a statement that the completion of the Transaction will not have a Material Adverse Effect; (ii) an undertaking of the Corporation to comply, or to cause the Person formed by or resulting from the Transaction or acquiring the Corporation’s assets pursuant to the Transaction, as applicable, to comply, with Section 5.4(1) and to deliver or cause to be delivered to the Holder contemporaneously with the completion of the Transaction, any Security Documents and/or amendments thereto, certificates, opinions and other things or documents as the Holder may reasonably request to ensure the completion of the Transaction shall not adversely affect any rights of the Holder under this Debenture or any Security Documents; (iii) a statement that no Event of Default has occurred and is continuing at the time of the completion of the Transaction or would arise immediately thereafter; and (iv) a statement that interest upon the Principal Amount of this Debenture will cease to be payable from and after the closing date of the Transaction. The closing date of the Transaction shall not be more than 90 days following the date the Transaction Notice is given, failing which another Transaction Notice shall be given.
(4)	The Holder may, within 15 days of receipt of the Transaction Notice, elect to sell this Debenture to the Corporation by giving notice to such effect to the Corporation, in which case the Corporation shall make, on the closing date of the Transaction, a cash payment to the Holder in the amount equal to the Transaction Redemption Price, and the provisions of Section 7.4 shall thereafter apply, necessary changes being made.

Article 6
CONVERSION OF DEBENTURE

Section 6.1     Conversion of Debenture into Common Shares.

(1)	The outstanding Principal Amount is convertible, in whole or in part, into Common Shares at the Conversion Price, at the Holder’s option and in accordance with the rights of the Holder as set out in this Debenture (the “Conversion Rights”).
(2)	Subject to adjustment in accordance with the terms of this Article 6, the price per Common Share at which the Principal Amount is convertible will be US$7.80 per Common Share (the “Conversion Price”).
(3)	The Holder’s Conversion Rights pursuant to this Article 6 shall extend only to the maximum number of whole Common Shares into which the aggregate Principal Amount of the Debenture surrendered for conversion at any one time by the Holder may be converted in accordance with the provisions of this Article 6. Fractional interests in Common Shares shall be adjusted for in the manner provided below.

A-28

Section 6.2     Manner of Exercise of Conversion Rights.

The Holder may exercise its Conversion Rights by giving notice to the Corporation (a ”Conversion Notice”) in the form attached hereto as Exhibit A. The exercise of Conversion Rights pursuant to a Conversion Notice will be deemed to constitute an agreement between the Holder and the Corporation whereby:

(1)	the Holder subscribes for the number of Common Shares which the Holder is entitled to receive on such conversion and the Corporation will issue such securities to the Holder as fully paid and non-assessable Common Shares;
(2)	in the case of only a partial conversion of the Principal Amount upon the exercise of the Conversion Rights, the Corporation shall issue a replacement Debenture substantially in the form of this Debenture setting out the balance of the Principal Amount that remains outstanding after such partial conversion; and
(3)	the Corporation agrees that the exercise of the Conversion Rights of the Holder constitute full payment of the subscription price for the Common Shares issuable upon such conversion.

The Holder will be entitled to be entered in the books and registers of the Corporation as at the Conversion Date as the holder of the number of Common Shares into which the Principal Amount, or a part thereof, of this Debenture has been converted and as soon as practicable, and in any event within 3 Business Days of the issue of the Common Shares on conversion of this Debenture, procure the issue of a holding statement or such other certificate evidencing the Common Shares to the Holder (or its nominee) in respect of the Common Shares issued on conversion of this Debenture.

Section 6.3     Accrued Interest, etc.

(1)	From and after the Conversion Date, if the number of Common Shares which the Holder is entitled to receive on such Conversion will have been issued to the Holder as provided in the Conversion Notice, interest upon the Principal Amount so converted will cease, and such interest accrued and unpaid up to but excluding the Conversion Date will thereupon be and become due and payable on the applicable payment date as provided for in Section 1.2(2), anything herein to the contrary notwithstanding.
(2)	As of and from the Conversion Date, the Common Shares so issued shall, for all purposes, be and be deemed to be issued and outstanding as fully paid and non-assessable Common Shares.

Section 6.4     Adjustment of Conversion Price.

(1)	The Conversion Price in effect at any date shall be subject to adjustment from time to time as provided for in this Section 6.4.
(2)	If and whenever at any time after the date hereof and during which any part of the Principal Amount remains outstanding, the Corporation shall, subject to Section 5.2, (i) subdivide, re-divide or change its then outstanding Common Shares into a greater number of Common Shares, (ii) reduce, combine or consolidate its then outstanding Common Shares into a lesser number of Common Shares, or (iii) issue Common Shares (or securities exchangeable for or convertible into Common Shares) to the holders of all or substantially all of its then outstanding Common Shares by way of a stock dividend or other distribution (any of such events herein called a “Share Reorganization”), then the Conversion Price shall be adjusted effective immediately after the effective date of any such Share Reorganization in (i) or (ii) above or the record date at which the holders of Common Shares are determined for the purpose of any such stock dividend or other distribution in (iii) above, as the case may be, by multiplying the Conversion Price in effect on such effective date or record date, as the case may be, by a fraction, (y) the numerator of which shall be the number of Common Shares outstanding on such effective date or record date, as the case may be, before giving effect to such Share Reorganization and (z) the denominator of which shall be the number of Common Shares outstanding immediately after giving effect to such Share Reorganization including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would be outstanding if such securities were exchanged for or converted into Common Shares.

A-29

(3)	If and whenever at any time after the date hereof and during which any part of the Principal Amount remains outstanding, there is, subject to Section 5.2, a capital reorganization of the Corporation or a reclassification or other change in the Common Shares (other than a Share Reorganization), or a consolidation or merger, amalgamation or arrangement of the Corporation with or into any other corporation or other entity (other than a consolidation, merger, amalgamation or arrangement which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other securities), or a transfer of all or substantially all of the Corporation’s undertaking and assets to another corporation or other entity in which the holders of Common Shares are entitled to receive shares, other securities or other property (any of such events herein called a “Capital Reorganization”), then the Holder shall be entitled to receive, subject to Section 5.2, and shall accept, upon the exercise of its Conversion Rights, in lieu of the number of Common Shares to which the Holder was theretofore entitled on Conversion, the kind and amount of shares, share purchase warrants or other securities or money or other property that the Holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the Holder had been the registered holder of the number of Common Shares to which the Holder was entitled upon the exercise of its Conversion Rights.
(4)	If and whenever at any time after the date hereof and during which any part of the Principal Amount remains outstanding, any of the events set out in Section 6.4(2) or Section 6.4(3) shall occur and the occurrence of such event results in an adjustment of the Conversion Price pursuant to the provisions of Section 6.4(2) or Section 6.4(3), as the case may be, then the number of Common Shares issuable pursuant to this Debenture shall be adjusted contemporaneously with the adjustment of the Conversion Price by multiplying the number of Common Shares then otherwise issuable upon Conversion immediately prior to such adjustment by a fraction (y) the numerator of which shall be the Conversion Price in effect immediately prior to such adjustment, and (z) the denominator of which shall be the Conversion Price resulting from such adjustment.
(5)	If any question arises with respect to the adjustments provided in this Section 6.4, such question shall be conclusively determined by a firm of chartered professional accountants appointed by the Corporation and acceptable to the Holder. Such chartered professional accountants shall be given access to all necessary records of the Corporation and their determination shall be binding upon the Corporation and the Holder.

A-30

(6)	In the case of any reclassification of, or other change in, the outstanding Common Shares (other than a Share Reorganization or a Capital Reorganization), the number of Common Shares which may be acquired pursuant to Section 6.1 and the Conversion Price shall be adjusted in such manner as the Corporation, with the approval of the Holder, determine to be appropriate on a basis consistent with this Section 6.4, so that the Holder will not be unfairly diluted.
(7)	If necessary, appropriate adjustments shall be made in the application of the provisions set forth in this Article 6 with respect to the rights and interests thereafter of the Holder so that the provisions set forth in this Article 6 shall thereafter correspondingly be made applicable as nearly as may be possible in relation to any shares or other securities or property thereafter deliverable upon the conversion of this Debenture. Any such adjustments shall be made by and set forth in a supplemental debenture approved by the Corporation and the Holder and shall for all purposes be conclusively deemed to be an appropriate adjustment.

Section 6.5     Restrictions on Conversion.

(1)	The Holder shall be prohibited from converting this Debenture or obtaining Common Shares as a result of a Conversion for a number of shares which would result in the Holder’s holding more than 20% of the issued and outstanding Common Shares (taking into account all other Common Shares held by the Holder), unless shareholder approval is obtained by the Corporation in accordance with Applicable Laws. In such an event, the Holder shall only be entitled to receive such number of Common Shares that will have the effect of the Holder’s holding up to 19.9% of the issued and outstanding Common Shares of the Corporation, on a non-diluted basis, and the remaining portion of this Debenture that is therefore not converted shall remain outstanding Debt of the Corporation in accordance with the terms of this Debenture.
(2)	If a notification and the authorization from the Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica), under the Mexican Federal Economic Competition Law (Ley Federal de Competencia Económica) and the regulations thereunder (the “Mexican Competition Approval”), is required at the time of the converting of this Debenture or obtaining Common Shares and such Mexican Competition Approval has not been obtained to the satisfaction of the Holder prior to closing of the conversion, then the Corporation shall only issue to Holder that number of Common Shares, if any, such that Mexican Competition Approval is not required, and the remaining portion of this Debenture that is therefore not converted shall remain outstanding Debt of the Corporation in accordance with the terms of this Debenture.

Section 6.6     No Requirement to Issue Fractional Shares.

Conversions pursuant to this Article 6 will extend only to the maximum number of whole Common Shares into which all or a portion of the Principal Amount to be converted may be converted in accordance with the provisions hereof. The Corporation will not be required to issue fractional Common Shares upon conversion of all or a portion of the Principal Amount, but any fractional Common Share will be rounded up to the next whole number.

A-31

Section 6.7     Certificate as to Adjustment.

The Corporation shall, from time to time immediately after the occurrence of any event which requires an adjustment or re-adjustment as provided in Section 6.4, deliver a certificate of the Corporation to the Holder specifying the nature of the event requiring the same and the amount of the necessary adjustment and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. If requested by the Holder, the certificate and the amount of the adjustment specified therein shall be verified by an opinion of a firm of chartered accountants (who may be the Corporation’s auditors) appointed by the Corporation and acceptable to the Holder and, when approved by the Corporation, shall be conclusive and binding on all parties in interest.

Section 6.8     Notice of Special Matters.

The Corporation shall give notice to the Holder, in the manner provided in Section 9.4, of its intention to fix a record date for any event mentioned in Section 6.4 which may give rise to an adjustment in the number of Common Shares which may be acquired pursuant to Section 6.1, and, in each case, the notice shall specify the particulars of the event and the record date and the effective date for the event; provided that the Corporation shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than 14 days prior to the applicable record date.

Section 6.9     Reservation and Listing of Common Shares.

The Corporation undertakes in favour of the Holder, so long as any Conversion Rights in respect of this Debenture may be exercised, and, without limiting the generality of the foregoing, as a condition to the taking of any action which would require an adjustment to the Conversion Price pursuant to Article 6, to ensure that any and all Common Shares issued upon the conversion of the Principal Amount are, upon having been issued, duly and validly issued and allotted, fully paid and non-assessable, freely tradable and free of any prior subscription or other right, subject to resale restrictions under Canadian Securities Laws and rules and policies of the TSX or any other applicable Stock Exchange. The Corporation will, at its expense and as expeditiously as possible, use its reasonable commercial efforts to cause all Common Shares issuable upon the conversion of all or a portion of the Principal Amount to be duly listed on the TSX and NYSE American or any other Stock Exchange upon which the Common Shares are, as of the Conversion Date, listed.

Article 7
REDEMPTION OF DEBENTURE AND CALL RIGHT

Section 7.1     Redemption.

Provided that no Event of Default has occurred and is continuing, all, but not less than all, of the outstanding Principal Amount (and related accrued interest) of this Debenture shall be redeemable after March 10, 2023 (the “Call Date”) in the manner hereinafter provided and in accordance with and subject to the provisions hereinafter set forth (the “Call Right”).

Section 7.2     Manner of Exercise of Call Right.

(1)	On or after the Call Date, and subject to compliance with Applicable Law and obtaining any required Governmental Authorization, the Corporation may exercise the Call Right by giving notice to such effect to the Holder (the “Call Notice”), provided that (i) the 90-Day VWAP will have been greater than US$10.14 on each Trading Day during a period of 30 consecutive Trading Days immediately preceding the date on which such Call Notice is given, and (ii) the Corporation will have provided to the Holder a statement of an officer of the Corporation confirming the 90-Day VWAP for each of such Trading Days.

A-32

(2)	The Call Notice shall specify (i) the Principal Amount and related accrued interest outstanding, (ii) the applicable Conversion Price if the Holder selects the Conversion Option, (iii) the Redemption Price if the Holder selects the Liquidity Option, and (iv) the proposed date for redemption, which shall be not more than 90 days following the expiry of the Liquidity Option Period (the “Redemption Date”), and it shall state that interest upon the Principal Amount of this Debenture will cease to be payable from and after the Redemption Date.

Section 7.3     Liquidity Option.

The redemption of this Debenture by the Corporation is subject to the provision that the Holder may, within 21 days of receipt of the Call Notice (the “Liquidity Option Period”), opt either (i) subject to Section 6.5, to convert, on the Redemption Date, all, but not less than all, of the outstanding Principal Amount of this Debenture into Common Shares in accordance with the terms of Article 6 (the “Conversion Option”) by giving to the Corporation a Conversion Notice in the manner provided in Section 6.2, in which case the provisions of Article 6 shall thereafter apply to such conversion of this Debenture into Common Shares; or (ii) to require that the Corporation make, on the Redemption Date, a cash payment to the Holder in the amount equal to the Redemption Price (the “Liquidity Option”) by giving notice to such effect to the Corporation (the “Liquidity Notice”), in which case the Corporation shall be required to make a cash payment to the Holder in the amount equal to the Redemption Price, on the Redemption Date. If the Holder does not provide the Corporation with notice of its selection by the expiry of the Liquidity Option Period, it shall be deemed to have selected the Conversion Option. Notwithstanding that (i) provides that the Conversion Option can only be made in respect of all, but not less than all, of the outstanding Principal Amount of this Debenture, if the Holder is prohibited by Section 6.5(2) from converting a portion of this Debenture into Common Shares, it may exercise the Conversion Option in respect of such portion of this Debenture which it is not prohibited from converting and the remaining portion of this Debenture that is therefore not converted shall remain outstanding Debt of the Corporation in accordance with the terms of this Debenture and shall not be redeemable by the Corporation pursuant to this Article 7.

Section 7.4     Debenture Due on Redemption Date.

(1)	The notice of the Holder’s selecting the Liquidity Option having been given as provided in Section 7.3, this Debenture so called for redemption will thereupon be and become due and payable at the Redemption Price, on the Redemption Date specified in the Call Notice, with the same effect as if it were the Maturity Date, anything herein to the contrary notwithstanding; and from and after such Redemption Date, if the aggregate Redemption Price necessary to redeem this Debenture will have been paid to the Holder as provided in the [Liquidity Notice], interest upon the Debenture will cease.
(2)	This Debentures redeemed by the Corporation under this Article 7 shall forthwith be delivered to the Corporation and shall be cancelled by the Corporation and no debenture shall be issued in substitution thereof.

A-33

(3)	If the aggregate Redemption Price necessary to redeem this Debenture is not paid to the Holder on the Redemption Date as provided in the Liquidity Notice, the Corporation’s Call Right shall thereafter be forfeited until the Maturity Date, and the provisions of this Article 7 shall thereafter be of no further force and effect.

Article 8
Events of Default

Section 8.1     Events of Default.

The occurrence of any of the following events shall constitute an “Event of Default” under this Debenture:

(a)	if the Corporation fails to pay the Principal Amount when the same becomes due and payable hereunder, or if the Corporation fails to pay any amount of interest, fees or other obligations within 3 Business Days after the same becomes due and payable hereunder;
(b)	if the Corporation fails to observe or perform any of its covenants or obligations contained in the Transaction Documents in any material respect (not otherwise specifically dealt with in this Section 8.1) and such breach or omission shall continue unremedied for more than 15 Business Days after the failure to observe or perform such covenant or obligation;
(c)	if the Corporation makes any representation or warranty under any of the Transaction Documents which is incorrect or misleading in any material respect when made or deemed to be made and (i) the incorrect or misleading representation or warranty is not capable of being remedied by the Corporation, or (ii) if the matter is capable of being remedied by the Corporation, the same shall continue unremedied for more than 15 Business Days after the Corporation receives notice from the Holder of such incorrect or misleading representation or warranty;
(d)	except in respect of the Scotia Facility, if any event or circumstance (including non-payment) shall occur under any agreement or instrument relating to Debt of the Corporation or any of its Material Subsidiaries, which would permit a Person to declare (whether immediately or with lapse of time or both) an amount in excess of $10,000,000 to become due prior to the stipulated date for repayment thereof or maturity (or in the case of Debt payable on demand or a guarantee, if any demand is made at all), and such circumstance shall continue unremedied after the expiry of the applicable grace period, if any, or if there is no grace period, for more than 30 days (provided that such grace period shall cease to apply if a demand has been made and any applicable grace period has expired or if the default is not being contested in good faith in appropriate proceedings), or if the Corporation or any of its Material Subsidiaries fails to pay Debt in an amount in excess of $10,000,000 when due;
(e)	if an “Event of Default” as defined under the Scotia Facility occurs which is continuing and has not been cured or waived to the satisfaction of the lenders under the Scotia Facility and any other “Finance Party” party to the Scotia Facility from time to time (as defined therein);

A-34

(f)	if an Insolvency Event occurs;
(g)	if any property of the Corporation or any of its Material Subsidiaries having a fair market value in excess of $10,000,000 shall be seized (including by way of execution, attachment, garnishment or distraint) or such property shall become subject to any receivership, or any charging order or equitable execution of a court, or any writ of enforcement, writ of execution or distress warrant with respect to obligations in excess of $10,000,000 shall exist in respect of the Corporation, its Material Subsidiaries, or such property, or any receiver, sheriff, civil enforcement agent or other person shall become lawfully entitled to seize or distrain upon any such property under any Applicable Law whereunder similar remedies are provided, and in any case such seizure, execution, attachment, garnishment, distraint, receivership, charging order or equitable execution, or other seizure or right, shall continue in effect and not stayed, released or discharged for more than 75 days;
(h)	if the Corporation denies its obligations under the Transaction Documents applicable to it or claims any of the Transaction Documents applicable to it to be invalid or withdrawn in whole or in part; or if any of the Transaction Documents or any material provision thereof becomes unlawful or is materially adversely changed by virtue of legislation or by a court, statutory board or commission;
(i)	if the Common Shares are voluntarily or involuntarily delisted or suspended from trading on a Stock Exchange for more than a period of 5 Trading Days or the Corporation is no longer a reporting issuer in every province of Canada in which is it a reporting issuer as of the Issue Date;
(j)	if any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the assets of the Corporation or any of the Material Subsidiaries other than in connection with any Permitted Disposal, Permitted Corporate Reorganization and Permitted Capital Reorganization occurs;
(k)	any Transaction Document ceases to be valid, binding or enforceable in whole or in part or otherwise ceases to be in full force and (in each case) the same, in the opinion of the Holder has, or is likely to have, a Material Adverse Effect; and
(l)	if any event or circumstance occurs that has or could reasonably be expected to have a Material Adverse Effect.

Section 8.2     Acceleration and Termination of Rights.

If an Insolvency Event occurs, the Principal Amount and all accrued and unpaid interest will become immediately due and payable without the necessity of any demand upon or notice to the Corporation by the Holder. Upon the occurrence and during the continuance of any other Event of Default which has not been remedied or waived, the Holder may give notice to the Corporation declaring the Principal Amount and all accrued and unpaid interest to be forthwith due and payable, whereupon they shall become and be forthwith due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Corporation.

A-35

Section 8.3     Remedies.

Subject to the Convertible Debentures Agency Agreement, upon the making of a declaration contemplated by Section 8.2, the Holder may take such action or proceedings as the Holder in its sole discretion deems expedient to enforce the same, all without any additional notice, presentment, demand, protest or other formality, all of which are hereby expressly waived by the Corporation, including, for greater certainty, the exercise of any right, recourse or remedy under any Security Document.

Section 8.4     Waivers.

Subject to the Convertible Debentures Agency Agreement, the Holder may from time to time waive an Event of Default, absolutely or for a limited time and subject to such terms and conditions as the Holder may specify. No such waiver shall be construed to extend to the occurrence of any other Event of Default. Any such waiver may be given prospectively or retrospectively. No failure of the Holder to exercise, or delay by the Holder in exercising, any of its rights or remedies shall be construed as a waiver of any Event of Default.

Section 8.5     Perform Obligations.

If an Event of Default has occurred and is continuing and if the Corporation has failed to perform any of its covenants or agreements in any of the Transaction Documents, the Holder may, on notice to the Corporation, but shall be under no obligation to, perform any such covenants or agreements in any manner deemed fit by the Holder without thereby waiving any rights to enforce the Transaction Documents. All sums expended by the Holder in doing so shall be payable forthwith by the Corporation.

Section 8.6     Remedies Cumulative.

The rights and remedies of the Holder under the Transaction Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by Applicable Law. Any single or partial exercise by the Holder of any right or remedy for a default or breach of any term, covenant, condition or agreement herein contained shall not be deemed to be a waiver of or to alter, affect or prejudice any other right or remedy or other rights or remedies to which the Holder may be lawfully entitled for the same default or breach. Any waiver by the Holder of the strict observance, performance or compliance with any term, covenant, condition or agreement herein contained and any indulgence granted by the Holder shall be deemed not to be a waiver of any subsequent default.

Article 9
MISCELLANEOUS

Section 9.1     Waiver.

(1)	No amendment or waiver of any provision of this Debenture, nor consent to any departure by the Corporation or any other Person from such provisions, is effective unless in writing and approved by the Corporation and the Holder. Any amendment, waiver or consent is effective only in the specific instance and for the specific purpose for which it was given.
(2)	No failure on the part of the Holder to exercise, and no delay in exercising, any right under this Debenture shall operate as a waiver of such right; nor shall any single or partial exercise of any right under this Debenture preclude any other or further exercise of such right or the exercise of any other right.

A-36

Section 9.2     Other Securities.

The rights of the Holder shall not be prejudiced nor shall the liabilities of the Corporation or of any other Person be reduced in any way by the taking of any other security of any nature or kind whatsoever either before, at or after the time of execution of this Debenture.

Section 9.3     Power of Attorney.

The Corporation irrevocably appoints the Holder and its officers from time to time or any of them to be the attorneys of the Corporation in the name of and on behalf of the Corporation to execute, from and after the occurrence of an Event of Default which is continuing, such deeds, transfers, conveyances, assignments, assurances and things which the Corporation ought to execute and do under the covenants and provisions herein contained and generally to use the name of the Corporation in the exercise of all or any of the powers hereby conferred on the Holder.

Section 9.4     Notices, etc.

Any notice, direction or other communication to be given under this Debenture shall, except as otherwise permitted, be in writing and given by delivering it or sending it addressed:

(a)	if to the Corporation, to: Equinox Gold Corp. 700 West Pender St., Suite 1501 Vancouver, British Columbia V6C 1G8 Canada
	Attention:	[Redacted]
	Facsimile:	[Redacted]
	Email:	[Redacted]
(b)	if to the Holder, to: MDC Industry Holding Company LLC Al Mamoura Building A Intersection of Muroor Road & 15th Street P.O. Box 45005 Abu Dhabi United Arab Emirates
	Attention:	[Redacted]
	Facsimile:	[Redacted]
	Email:	[Redacted]

Any such communication shall be deemed to have been validly and effectively given if (i) personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (local time in the place of delivery), otherwise on the next Business Day, (ii) transmitted by facsimile or other electronic communication with confirmation of transmission, on the Business Day following the date of transmission. Any party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to the party at its changed address.

A-37

Section 9.5     Severability.

If any provision of this Debenture is deemed by any court of competent jurisdiction to be invalid or void, the remaining provisions shall remain in full force and effect.

Section 9.6     Indemnification.

The Corporation agrees to indemnify, save harmless, reimburse and compensate the Holder from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever (except to the extent caused by the gross negligence or wilful misconduct of the Holder or any of its employees or a material breach by the Holder of any of its covenants contained herein) which may be imposed on, incurred by or asserted against the Holder and arising by reason of any action (including any action referred to herein) or inaction or omission to do any act legally required of the Corporation.

Section 9.7     Liquidation Preference.

Notwithstanding the Conversion Rights of the Holder contained herein, this Debenture is a Debt obligation of the Corporation in respect of which it is intended that the Holder be entitled to receive, in preference to any distribution of the Corporation’s assets to the holders of the Common Shares, the Principal Amount and accrued and unpaid interest in the event of a liquidation or winding up of the Corporation.

Section 9.8     Successors and Assigns, etc.

This Debenture may be assigned by the Holder without the consent of the Corporation to any Person, in whole or in part. The Corporation shall issue to any such Person a replacement debenture or replacement debentures, as applicable, substantially in the form of this Debenture setting out the applicable balance of the Principal Amount that remains outstanding after such assignment. This Debenture and all its provisions shall enure to the benefit of the Holder, its successors and assigns and shall be binding upon the Corporation, its successors and assigns. The Holder is the person entitled to receive the money payable hereunder and to give a discharge hereof. Presentment, notice of dishonour, protest and notice of protest hereof are hereby waived.

Section 9.9     Expenses.

Each party shall bear its own costs in connection with the transactions contemplated in the Transaction Documents.

Section 9.10   Taxes.

(1)	All payments by or on account of any obligation of the Corporation under this Debenture must be made without deduction or withholding for any Indemnified Taxes, except as required by Applicable Law. If any Applicable Law requires the deduction or withholding of any Indemnified Tax from any such payment, then the Corporation may make the deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Entity in accordance with Applicable Law and the sum payable by the Corporation to the Holder must be increased as necessary so that, after the deduction or withholding has been made (including deductions and withholdings applicable to additional sums payable under this Section 9.10(1)), the Holder receives an amount equal to the sum it would have received had no such deduction or withholding been made.

A-38

(2)	Without duplication of any amounts payable pursuant to Section 9.10(1), the Corporation shall pay all present or future stamp, court or documentary Taxes and any other similar Taxes which arise from any payment made under this Debenture or from the execution, delivery, performance, enforcement or registration of, or otherwise with respect to, this Debenture.
(3)	Without duplication of any amounts payable pursuant to Section 9.10(1) or Section 9.10(2), the Corporation agrees to indemnify the Holder for (i) the full amount of Indemnified Taxes (including any Indemnified Taxes imposed or asserted by any jurisdiction in respect of amounts payable under this Section 9.10(3)) payable by the Holder and (ii) any reasonable expenses arising therefrom or with respect thereto, in each case whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Entity. Payment under this Section 9.10(3) shall be made within 10 days after the date the Holder makes a demand therefor.
(4)	If the Holder determines, in its sole discretion, that it has received a refund of any Indemnified Taxes as to which it has been indemnified by the Corporation or with respect to which the Corporation has paid additional amounts pursuant to Section 9.10(1), the Holder shall pay over such refund amount to the Corporation (but only to the extent of the indemnify payments made or additional amounts paid by the Corporation under Section 9.10(1) with respect to the Taxes giving rise to such refund, and only to the extent that the Holder is satisfied, acting reasonably, that it may do so without prejudice to its right, as against the relevant Governmental Entity, to retain such refund), net of all reasonable, documented out-of-pocket expenses (including Taxes) of the Holder and without interest (other than any net after-Tax interest paid by the relevant Governmental Entity with respect to such refunded); provided, that the Corporation, upon the request of the Holder, shall repay the amount so paid over to the Corporation to the Holder (plus any penalties, interest, or other charges imposed by the relevant Governmental Entity) if the Holder is subsequently required to repay such refund to such Governmental Entity. Nothing in this Section 9.10(4) shall (i) interfere with the right of the Holder to arrange its affairs in whatever manner it thinks fit and, in particular, the Holder shall not be under any obligation to claim relief for tax purposes on its corporate profits or otherwise, or to claim such relief in priority to any other claims, reliefs, credits or deductions available to it, or (ii) require the Holder to make available its tax returns (or any other information of the Holder relating to its Taxes which it reasonable deems confidential) to the Corporation or any other Person.

Section 9.11   Currency Indemnity.

If a judgement or order is rendered by any court or tribunal for the payment of any amount owing to the Holder under this Debenture or under or in respect of a judgement or order of another court or tribunal for the payment of such an amount, and the judgement or order is expressed in a currency other than the U.S. dollars (the “Judgement Currency”), the Corporation shall indemnify and hold the Holder harmless against any deficiency in terms of the U.S. dollars in the amounts received by the Holder arising or resulting from any variation as between (a) the actual rate of exchange at which the U.S. dollars are converted into the Judgement Currency for the purposes of the judgement or order, and (b) the actual rate of exchange at which the Holder is able to purchase the U.S. dollars with the amount of the Judgement Currency actually received by the Holder on the date of receipt. The indemnity in this Section 9.11 constitutes a separate and independent obligation from the other obligations of the Corporation under this Debenture and applies irrespective of any indulgence granted by the Holder.

A-39

Section 9.12   Governing Law.

This Debenture shall be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein without regard for any conflict of laws or choice of laws principles that would permit or require the application of the laws of any other jurisdiction. Each party irrevocably attorns and submits to the exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver (and appellate courts therefrom) and waives objection to the venue of any proceeding in such court or that such court provides an inappropriate forum. However, nothing in this Debenture shall affect any right the Holder may otherwise have to bring any proceeding relating to this Debenture against the Corporation or its property in any other jurisdiction.

Section 9.13   Counterparts.

This Debenture may be executed in any number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same instrument.

Section 9.14   Further Assurances.

Each of the Corporation and the Holder will take, from time to time and without additional consideration, such further actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Debenture.

Section 9.15   Time of Essence.

Time will be of the essence in this Debenture.

Section 9.16   Agency Appointment.

The Holder hereby acknowledges and confirms its appointment to act as Convertible Debentures Agent with respect to the Intercreditor Agreements and any Transaction Documents to which the Convertible Debentures Agent is party, for and on behalf of the Holder and the holders of the other Convertible Debentures, pursuant to the Convertible Debentures Agency Agreement.

[Signature page follows]

IN WITNESS WHEREOF the parties have executed this Debenture.

equinox gold corp.
By:	(Signed)
Authorized Signatory

By:	(Signed)
Authorized Signatory

MDC Industry Holding Company LLC
By:	(Signed)
Authorized Signatory

By:	(Signed)
Authorized Signatory

EXHIBIT A

CONVERSION NOTICE

TO: EQUINOX GOLD CORP.

All terms used herein but not defined shall have the meanings ascribed thereto in the Convertible Debenture dated as of March 10, 2020 issued by Equinox Gold Corp. to MDC Industry Holding Company LLC (the “Debenture”).

Pursuant to Article 6 of the Debenture, the Holder hereby irrevocably elects to convert the following Principal Amount of the Debenture into Common Shares as follows:

(b)	Principal Amount to be converted: U.S.$ ________________;
(c)	Conversion Price: U.S.$ ______ per Common Share.

The undersigned hereby directs that the Common Shares be issued as follows:

Name(s) in full	Address(es)	Number of Common Shares

The interest upon the Principal Amount specified in Section (b) above will cease from and after the Conversion Date and will be due and payable as provided for in Section 6.3(1) of the Debenture.

DATED this _____ day of ________________, 20___.

MDC Industry Holding Company LLC
By:
Authorized Signatory

By:
Authorized Signatory

Schedule A

2019 EBITDA

Fiscal Quarter	Equinox EBITDA	Leagold EBITDA	Consolidated EBITDA(1) (4)
	(A)	(B)	(A) + (B)
Q1 2020	[to be calculated post-closing]	[stub period to be calculated post-closing] (2)	<@>
Q4 2019	$47.882	$32.038	$ 79.920
Q3 2019	$38.278	$33.889	$72.167
Q2 2019	$38.278 (3)	$27.736	$66.014
Q1 2019	$38.278(3)	$40.469	$78.747

Schedule B
Post-Closing Deliverables

The Corporation and/or the Guarantors shall deliver to MDCI or its counsel each of the following items (collectively, the “Post-Closing Deliverables”) on or prior to the dates set out below, all of such Post-Closing Deliverables to be in form and substance satisfactory to MDCI:

1.	[Redacted], evidence that each of the following Security Documents (collectively, the “Brazilian Amendments”) were registered with the relevant registries of deeds and documents and real estate registries offices (cartórios de registro de títulos e documentos e cartórios de registro de imóveis):
(a)	Quota Pledge Agreement dated June 21, 2019 governed by the laws of Brazil and entered into by Aurizona Goldfields Corporation, Luna Gold Pesquisa Mineral Ltda., Luna Gold Participações Ltda. and MDCI with respect to the quotas in Luna Gold Pesquisa Mineral Ltda., as amended by the First Amendment to the Quota Pledge Agreement dated March 10, 2020 and entered into by Aurizona Goldfields Corporation, Luna Gold Pesquisa Mineral Ltda., Luna Gold Participações Ltda. and MDCI, registered with the relevant registry of deeds and documents;
(b)	Share Pledge Agreement dated June 21, 2019 governed by the laws of Brazil and entered into by Aurizona Goldfields Corporation, Mineração Aurizona S.A., Luna Gold Participações Ltda. and MDCI with respect to the shares of Mineração Aurizona S.A., as amended by the First Amendment to the Share Pledge Agreement dated March 10, 2020 and entered into by Aurizona Goldfields Corporation and Mineração Aurizona S.A., Luna Gold Participações Ltda. and MDCI, registered with the relevant registry of deeds and documents;
(c)	Conditional Assignment of Mineral Rights Agreement dated June 21, 2019 governed by the laws of Brazil and entered into by Aurizona Goldfields Corporation, Mineração Aurizona S.A., Luna Gold Pesquisa Mineral Ltda. and MDCI, as amended by the First Amendment to the Conditional Assignment of Mineral Rights Agreement dated March 10, 2020 and entered into by Aurizona Goldfields Corporation, Mineração Aurizona S.A., Luna Gold Pesquisa Mineral Ltda. and MDCI, registered with the relevant registries of deeds and documents;
(d)	Gold Pledge Agreement dated June 21, 2019 governed by the laws of Brazil and entered into by Mineração Aurizona S.A., Luna Gold Pesquisa Mineral Ltda. and MDCI, as amended by the First Amendment to the Gold Pledge Agreement dated March 10, 2020 and entered into by Mineração Aurizona S.A., Luna Gold Pesquisa Mineral Ltda. and MDCI, registered with the relevant real estate registries offices;
(e)	Credit Rights and Accounts Pledge Agreement dated June 21, 2019 governed by the laws of Brazil and entered into by Mineração Aurizona S.A., Luna Gold Pesquisa Mineral Ltda. and MDCI with respect to certain credit rights and accounts held by Mineração Aurizona S.A. and Luna Gold Pesquisa Mineral Ltda., as amended by the First Amendment to the Credit Rights and Accounts Pledge Agreement dated March 10, 2020 (the “First Amendment to the Credit Rights and Accounts Pledge Agreement”) and entered into by Mineração Aurizona S.A., Luna Gold Pesquisa Mineral Ltda. and MDCI, registered with the relevant registries of deeds and documents;

(f)	Equipment and Inventory Pledge Agreement dated June 21, 2019 governed by the laws of Brazil and entered into by Mineração Aurizona S.A. and Luna Gold Pesquisa Mineral Ltda. and MDCI, as amended by the First Amendment to the Equipment and Inventory Pledge Agreement dated March 10, 2020 and entered into by Mineração Aurizona S.A. and Luna Gold Pesquisa Mineral Ltda. and MDCI, registered with the relevant real estate registries offices; and
(g)	Mining Concessions Pledge Agreement dated June 21, 2019 governed by the laws of Brazil and entered into by Mineração Aurizona S.A. and Luna Gold Pesquisa Mineral Ltda. and MDCI, as amended by the First Amendment to the Mining Concessions Pledge Agreement dated March 10, 2020 (the “First Amendment to the Mining Concessions Pledge Agreement”) and entered into by Mineração Aurizona S.A. and Luna Gold Pesquisa Mineral Ltda. and MDCI, registered with the relevant registries of deeds and documents.
2.	[Redacted], a duly registered counterpart of each Brazilian Amendment with the relevant registries of deeds and documents and real estate registries offices (cartórios de registro de títulos e documentos e cartórios de registro de imóveis);
3.	[Redacted], evidence that the First Amendment to the Mining Concessions Pledge Agreement was duly filed for annotation before the National Mining Agency (Agência Nacional de Mineração) (the “ANM”);
4.	[Redacted], a duly registered counterpart of the First Amendment to the Mining Concessions Pledge Agreement before ANM, provided that in the event the Pledgors (as defined in the First Amendment to the Mining Concessions Pledge Agreement) are not able to comply with the aforementioned term for registration with the ANM (not including any of the terms for filing referred to in Section 1 of this Schedule B), MDCI shall grant successive extensions of such term for three (3) additional months, provided that: (i) the Pledgors confirm in writing, in form and substance reasonably satisfactory to MDCI, the existence of a second rank priority lien in favour of MDCI over the Pledged Mineral Rights (as defined in the First Amendment to the Mining Concessions Pledge Agreement), subject only to the pending ANM’s registration, and (ii) that the Pledgors (as defined in the First Amendment to the Mining Concessions Pledge Agreement) will use their commercially reasonable efforts to follow up regularly with the ANM regarding such registration;
5.	[Redacted], provide evidence that (a) the banks where the bank accounts listed in Schedule B to First Amendment to the Credit Rights and Accounts Pledge Agreement are held and (b) the other counterparties of the agreements listed in Schedule B to the First Amendment to the Credit Rights and Accounts Pledge Agreement have been duly notified of the Pledge (as defined in the First Amendment to the Credit Rights and Accounts Pledge Agreement) over the New Pledged Credit Rights (as defined in the First Amendment to the Credit Rights and Accounts Pledge Agreement) and have been given instructions to follow any request from MDCI as to where payments shall be made as they fall due and/or upon the occurrence and during the continuance of any other Event of Default which has not been remedied or waived, substantially in accordance with the terms of the notice form referred to in the First Amendment to the Credit Rights and Accounts Pledge Agreement. The obligation to send such notices shall be considered fulfilled by the Pledgor (as defined under the First Amendment to the Credit Rights and Accounts Pledge Agreement) once such notices are delivered by registered mail with acknowledgement of receipt (aviso de recebimento - AR) or are hand delivered with evidence of signature of recipient confirming receipt thereof (protocolo de recebimento) or in any other manner acceptable to MDCI;

6.	[Redacted], evidence that each of the following Security Documents (collectively, the “New Brazilian Security Agreements”) were filed for registration with the relevant registries of deeds and documents and real estate registries offices (cartórios de registro de títulos e documentos e cartórios de registro de imóveis):
(a)	Quota Pledge Agreement dated March 10, 2020 governed by the laws of Brazil and entered into by Leagold RDM Holdings B.V., Leagold LatAm Holdings B.V. and MDCI with respect to the quotas in Mineração Riacho dos Machados Ltda, registered with the relevant registry of deeds and documents;
(b)	Quota Pledge Agreement dated March 10, 2020 governed by the laws of Brazil and entered into by Leagold Fazenda Holdings B.V., Leagold LatAm Holdings B.V. and MDCI with respect to the quotas in Fazenda Brasileiro Desenvolvimento Mineral Ltda., registered with the relevant registry of deeds and documents;
(c)	Quota Pledge Agreement dated March 10, 2020 governed by the laws of Brazil and entered into by Leagold Santa Luz Holdings B.V., Leagold LatAm Holdings B.V. and MDCI with respect to the quotas in Santa Luz Desenvolvimento Mineral Ltda., registered with the relevant registry of deeds and documents;
(d)	Share Pledge Agreement dated March 10, 2020 governed by the laws of Brazil and entered into by Leagold Pilar Holdings B.V., Leagold LatAm Holdings B.V. and MDCI, with respect to the shares of Pilar de Goiás Desenvolvimento Mineral S.A., registered with the relevant registry of deeds and documents;
(e)	Conditional Assignment of Mineral Rights Agreement dated March 10, 2020 governed by the laws of Brazil and entered into by Pilar de Goiás Desenvolvimento Mineral S.A., Mineração Riacho dos Machados Ltda., Fazenda Brasileiro Desenvolvimento Mineral Ltda., Santa Luz Desenvolvimento Mineral Ltda. and MDCI, registered with the relevant registries of deeds and documents;
(f)	Gold Pledge Agreement dated March 10, 2020 governed by the laws of Brazil and entered into by Pilar de Goiás Desenvolvimento Mineral S.A., Mineração Riacho dos Machados Ltda., Fazenda Brasileiro Desenvolvimento Mineral Ltda., Santa Luz Desenvolvimento Mineral Ltda. and MDCI, registered with the relevant real estate registries offices;
(g)	Credit Rights and Accounts Pledge Agreement dated March 10, 2020 governed by the laws of Brazil and entered into by Pilar de Goiás Desenvolvimento Mineral S.A., Mineração Riacho dos Machados Ltda., Fazenda Brasileiro Desenvolvimento Mineral Ltda., Santa Luz Desenvolvimento Mineral Ltda. and MDCI with respect to certain credit rights and accounts held by Pilar de Goiás Desenvolvimento Mineral S.A., Mineração Riacho dos Machados Ltda., Fazenda Brasileiro Desenvolvimento Mineral Ltda., Santa Luz Desenvolvimento Mineral Ltda. (the “New Credit Rights Pledge Agreement”), registered with the relevant registries of deeds and documents; and

(h)	Mining Concessions Pledge Agreement dated March 10, 2020 governed by the laws of Brazil and entered into by Pilar de Goiás Desenvolvimento Mineral S.A., Mineração Riacho dos Machados Ltda., Fazenda Brasileiro Desenvolvimento Mineral Ltda., Santa Luz Desenvolvimento Mineral Ltda. and MDCI (the “New Mining Concessions Pledge Agreement”), registered with the relevant registries of deeds and documents.
7.	[Redacted], evidence that such New Brazilian Security Agreements was registered with the relevant registries of deeds and documents and real estate registries offices (cartórios de registro de títulos e documentos e cartórios de registro de imóveis);
8.	[Redacted], a duly registered counterpart of each New Brazilian Security Agreement with the relevant registries of deeds and documents and real estate registries offices (cartórios de registro de títulos e documentos e cartórios de registro de imóveis);
9.	[Redacted], evidence that the New Mining Concessions Pledge Agreement and its corresponding Release Letter (as defined in Section 14 of this Schedule B below) were duly filed for annotation before the ANM;
10.	[Redacted], a duly registered counterpart of the New Mining Concessions Pledge Agreement and its corresponding Release Letter (as defined in Section 14 of this Schedule B below) before the ANM, provided that in the event the Pledgors (as defined in the New Mining Concessions Pledge Agreement) are not able to comply with the aforementioned term for registration with the ANM (not including any of the terms for filing referred to in Section 6 of this Schedule B) MDCI shall grant successive extensions of such term for three (3) additional months, provided that: (i) the Pledgors (as defined in the New Mining Concessions Pledge Agreement) confirm in writing, in form and substance reasonably satisfactory to the Administrative Agent, the existing of a second rank priority lien in favour of MDCI over the Pledged Mineral Rights (as defined in the New Mining Concessions Pledge Agreement), subject only to the pending ANM registration, and (ii) that the Pledgors (as defined in the New Mining Concessions Pledge Agreement) will use their commercially reasonable efforts to follow up regularly with the ANM regarding such registration;
11.	[Redacted], evidence that each of the third parties disclosed in the New Credit Rights Pledge Agreement (including the account banks and counterparties to the agreements set out in the disclosure schedules attached thereto), were duly notified of, inter alia, the corresponding Release Letter (as defined in Section 14 of this Schedule B below) and the creation of the Security Interest pursuant to the New Credit Rights Pledge Agreement, and such third parties were given instructions to follow any request from MDCI as detailed in the New Credit Rights Pledge Agreement (collectively, the “Notices”). The obligation to send the Notices shall be considered fulfilled by the relevant Brazilian Obligors (as defined in Section 12 of this Schedule B below) once the Notices are delivered by registered mail with acknowledgement of receipt (aviso de recebimento - AR) or are hand delivered with evidence of signature of recipient confirming receipt thereof (protocolo de recebimento) or in any other manner acceptable to MDCI;

12.	evidence that the corporate approval documents authorized by each of the Guarantors incorporated, organized and existing under Brazilian law (each a “Brazilian Obligor”) in connection with the entering into, performance and delivery of, inter alia, the Brazilian Amendments and the New Brazilian Security Agreements (collectively, “Brazilian Corporate Resolutions”), were duly registered with the relevant boards of trade (juntas comerciais), [Redacted];
13.	[Redacted], evidence that the amendment to the relevant Brazilian Obligor’s articles of association referred to in each New Brazilian Security Agreements was duly registered with the relevant board of trade (juntas comercial);
14.	[Redacted], evidence that each of the release letters relating to the release of all security agreements previously entered into by the Closing Date Obligors (as such term is defined in the Scotia Facility) incorporated, organized and existing under Brazilian law in connection with the Leagold Credit Agreement (as defined in the Scotia Facility) (the “Release Letters”) were duly filed for registration with the relevant registries of deeds and documents, real estate registries offices and the ANM (cartórios de registro de títulos e documentos e cartórios de registro de imóveis);
15.	[Redacted], evidence that each Release Letter was registered with the relevant registries of deeds and documents, real estate registry offices (cartórios de registro de títulos e documentos e cartórios de registro de imóveis) and the ANM;
16.	[Redacted], a duly registered counterpart of each such Release Letter with the relevant registries of deeds and documents, real estate registries offices (cartórios de registro de títulos e documentos e cartórios de registro de imóveis) and the ANM;
17.	[Redacted], evidence that the following documents (together, the “Public Deed of Mortgages”) were filed (prenotação) [Redacted] before the relevant real estate registry offices (cartórios de registro de imóveis) (the “Mortgage Registry Offices”) with jurisdiction over the subject real property:
(a)	Public Deed of Mortgage dated March 10, 2020 governed by the laws of Brazil and entered into by Mineração Riacho dos Machados Ltda. and MDCI with respect to certain properties held by Mineração Riacho dos Machados Ltda.; and
(b)	Public Deed of Mortgage dated March 10, 2020 governed by the laws of Brazil and entered into by Fazenda Brasileiro Desenvolvimento Mineral Ltda. and MDCI with respect to certain properties held by Fazenda Brasileiro Desenvolvimento Mineral Ltda.

18.	[Redacted] evidence that the Public Deed of Mortgages were registered with the Mortgage Registry Offices;
19.	[Redacted], a duly registered original counterpart of each Public Deed of Mortgage with the Mortgage Registry Offices and a certified copy of the updated certificate of record (certidão de matrícula) of each subject property, evidencing that each Public Deed of Mortgage was duly registered with the Mortgage Registry Offices;
20.	[Redacted], fully executed and notarized copies of each of the Mexican law governed Security Documents;
21.	[Redacted] evidence of registration of each of the following Security Documents with the Mexican Registry of Guaranties on Movable Assets (Registro Unico de Garantias Mobiliarias):
(a)	Non Possessory Pledge Agreement dated March 10, 2020 governed by the laws of Mexico and entered into by Minera Thesalia, S.A. de C.V., The Bank of Nova Scotia and MDCI;
(b)	Non Possessory Pledge Agreement dated March 10, 2020 governed by the laws of Mexico and entered into by Administración Los Filos, S.A.P.I de C.V., The Bank of Nova Scotia and MDCI;
(c)	Non Possessory Pledge Agreement dated March 10, 2020 governed by the laws of Mexico and entered into by Leagold Mexico, S.A.P.I de C.V., The Bank of Nova Scotia and MDCI;
(d)	Non Possessory Pledge Agreement dated March 10, 2020 governed by the laws of Mexico and entered into by Mina Leagold Los Filos, S.A.P.I de C.V., The Bank of Nova Scotia and MDCI;
(e)	Non Possessory Pledge Agreement dated March 10, 2020 governed by the laws of Mexico and entered into by Desarrollos Mineros San Luis, S.A. de C.V., The Bank of Nova Scotia and MDCI (the “Desarrollos Non Possessory Pledge Agreement”); and
(f)	Non Possessory Pledge Agreement dated March 10, 2020 governed by the laws of Mexico and entered into by Exploradora de Yacimientos Los Filos, S.A. de C.V., The Bank of Nova Scotia and MDCI.
22.	[Redacted], evidence of filing for registration of the Desarrollos Non Possessory Pledge Agreement with the Mexican Public Registry of Mining (Registro Público de Minería);
23.	[Redacted], evidence of filing for registration of the Mortgage Agreement dated March 10, 2020 governed by the laws of Mexico and entered into by Desarrollos Mineros San Luis, S.A. de C.V., The Bank of Nova Scotia and MDCI (the “Desarrollos Mortgage Agreement” ) with the corresponding Mexican Public Registry of Property (Registro Publico de la Propiedad);

24.	[Redacted], evidence of registration of the Desarrollos Mortgage Agreement, against all real property disclosed in the Desarrollos Mortgage Agreement, with the corresponding Mexican Public Registry of Property (Registro Publico de la Propiedad);
25.	[Redacted], evidence of registration of the Desarrollos Non Possessory Pledge Agreement, against all mining licenses disclosed in the Desarrollos Non Possessory Pledge Agreement, with the Mexican Public Registry of Mining (Registro Público de Minería);
26.	[Redacted], a fully executed amended and restated securities account control agreement among The Bank of Nova Scotia, as administrative agent under the Scotia Facility, MDCI, the Corporation and Canaccord Genuity Corp.;
27.	[Redacted]; and
28.	[Redacted].